Form 10KSB, Exhibit 13
period 1996-12-31
MIDWEST BANCSHARES INC /DE/
filed 1997-03-31
CIK 890980

-------------------------------------------------------------------------------
                               1996 ANNUAL REPORT
-------------------------------------------------------------------------------


                                 MIDWEST [LOGO]

















































[MAP]

-------------------------------------------------------------------------------
TABLE OF CONTENTS
-------------------------------------------------------------------------------







 Message to Stockholders ..........................................  1
 Selected Consolidated Financial and Other Data ...................  2
 Management's Discussion and Analysis of Financial
  Condition and Results of Operations..............................  4
 Independent Auditors' Report...................................... 17
 Consolidated Financial Statements ................................ 18
 Stockholder Information .......................................... 40
 Corporate Information............................................. 41

                                 MIDWEST [LOGO]

                                 March 21, 1997



Dear Fellow Stockholder:

         We are pleased to present the Annual Report of Midwest Bancshares, Inc. for the 1996 fiscal year. For the fiscal year ended December 31, 1996, your Company recorded net earnings of $630,000, or $1.68 per share. As discussed in more detail in the Annual Report, the decrease in net earnings for the year was primarily due to passage of the Deposit Insurance Funds Act of 1996. This legislation resulted in a one-time pre-tax charge of approximately $671,000, representing a special assessment of 65.7 basis points on the Association's deposits to recapitalize the SAIF insurance fund. Excluding this one-time expense, net earnings for 1996 would have been approximately $1,050,000, or $2.79 per share. As a result of the special assessment, the SAIF is fully-funded and, therefore, we expect a reduction in our FDIC premiums which will provide annual savings of approximately $170,000 before taxes on income, beginning in 1997.

         We continue to be amazed at how technology is changing the way we do banking. As evidence, we refer you to page 41 of this report which shows our new Web Site and E-mail addresses. We also expect to introduce 24-hour telephone access and remote banking in the not too distant future. If you have access to a PC, please visit our Web site and feel free to offer suggestions or to send an E-mail.

         We want to thank you, our stockholders, for your support. We also want to thank our employees and our customers for their support and loyalty to the Company without whom we could not stay in business. We look to the future with renewed confidence and optimism.

                                     Sincerely,


                                     /s/ William D. Hassel
                                     --------------------------------------
                                     William D. Hassel
                                     President and Chief Executive Officer


                                     /s/ Robert D. Maschmann
                                     --------------------------------------
                                     Robert D. Maschmann
                                     Executive Vice President and
                                      Chief Financial Officer



                                PARENT COMPANY OF
           MIDWEST FEDERAL SAVINGS & LOAN ASSOCATION OF EASTERN IOWA
                     =======================================
                       P.O. Box 459 / Burlington, IA 52601
                               Phone 319/754-6526

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                          December 31,
                                                  ------------------------------------------------------------
                                                    1996        1995          1994        1993         1992
                                                  --------    --------      --------    --------     --------
                                                                        (In Thousands)
Selected Financial Condition Data:
Total assets ...............................      $136,425    $132,964      $131,260     $130,815     $129,763
Cash and cash equivalents ..................         3,998       2,305         3,473        2,486        3,283
Securities available for sale ..............        23,784      19,711         6,139        7,467          ---
Securities held to maturity.................        21,811      31,509        45,892       50,434       61,468
Loans receivable, net.......................        81,125      74,035        70,344       65,214       59,439
Deposits....................................       101,918     101,334       106,894      106,723      114,428
Total borrowings ...........................        24,000      20,500        14,000       14,279        6,318
Stockholders' equity .......................         9,600       9,896         9,283        8,663        8,034


                                                                          December 31,
                                                  ------------------------------------------------------------
                                                    1996        1995          1994        1993         1992
                                                  --------    --------      --------    --------     --------
                                                                        (In Thousands)
Selected Operations Data:
Total interest income.......................      $10,163      $9,573        $8,840      $8,874       $9,993
Total interest expense......................        6,243       5,713         4,864       5,196        6,529
                                                  -------      ------        ------      ------       ------
 Net interest income........................        3,920       3,860         3,976       3,678        3,464
Provision for loan losses...................           48          48            42          59           48
                                                  -------      ------        ------      ------       ------
 Net interest income after
  provision for loan losses ................        3,872       3,812         3,934       3,619        3,416
Fees and service charges....................          179         171           162         133           96
Gain on sale of deposits ...................          ---         493           ---         ---          ---
Gain on sales of mortgage-backed securities,
 investment securities and office property and
equipment...................................           45          76           ---          14          134
Other non-interest income...................          125         107            73         191           52
Non-interest expense........................        3,217       2,629         2,554       2,506        2,309
                                                  -------      ------        ------      ------       ------
Income before taxes on income and discontinued
 subsidiary operations .....................        1,004       2,030         1,615       1,451        1,389
Taxes on income ............................          374         680           545         509          303
Cumulative effect of accounting change......          ---         ---           ---         170          ---
Discontinued subsidiary operations..........          ---         ---           ---         ---          193
                                                  -------      ------        ------      ------       ------
Net earnings................................      $   630      $1,350        $1,070      $1,112       $1,279
                                                  =======      ======        ======      ======       ======
Earnings per share:
Before cumulative effect of accounting change
 and discontinued subsidiary operations.....      $  1.68      $ 3.39        $ 2.49      $ 2.05       $ 2.34
Cumulative effect of accounting change......          ---         ---           ---         .37         ---
Discontinued subsidiary operations..........          ---         ---           ---         ---          .41
                                                  -------      ------        ------      ------       ------
Earnings per common share ..................      $  1.68      $ 3.39        $ 2.49      $ 2.42       $ 2.75
                                                  =======      ======        ======      ======       ======
Cash dividends per common share ............      $   .56      $  .50        $  .48      $  .40          ---
                                                  =======      ======        ======      ======       ======



                                                                             December 31,
                                                     ------------------------------------------------------------
                                                       1996        1995          1994        1993         1992
                                                     --------    --------      --------    --------     --------
                                                                            (In Thousands)
Selected Financial Ratios and Other Data:

Performance Ratios:

Return on assets (ratio of net earnings to
 average total assets)............................   0.46%(1)      1.02%         0.81%        0.86%        0.98%
Interest rate spread information:
 Average during period ...........................   2.68          2.74          2.89         2.69         2.65
 End of period ...................................   2.63          2.70          2.96         2.75         2.77
Net interest margin(2)............................   2.94          2.99          3.11         2.92         2.74
Return on stockholders' equity(3) (ratio of net
 income to average equity)........................   6.59(1)      14.73         11.96        13.15        22.51
Average interest-earning assets to average
 interest-bearing liabilities..................... 105.68        105.83        105.89       105.50       101.70
Ratio of operating expense to average
 total assets.....................................   2.34(1)       1.98          1.94         1.99         1.76
Efficiency ratio(4) ..............................  76.23(1)      63.11         61.26        63.56        64.79

Asset Quality Ratios:

Non-performing assets(5) to total assets at
 end of year......................................   0.83          0.06          0.35         0.43         0.49
Allowance for loan losses to non-performing
 loans(6) at end of year..........................  61.25      1,325.49        396.34       118.98       165.82
Allowance for loan losses to total loans, excl.
 mortgage-backed securities at end of year .......   0.82          0.87          0.90         0.97         0.96

Capital Ratios:

Stockholders' equity(3) to total assets
 (end of year)....................................   7.04          7.44          7.07         6.62         6.19
Average stockholders' equity(3) to average
 total assets ....................................   6.93          6.89          6.79         6.53         4.37
Dividend payout ratio (dividends per share
 divided by net earnings per share)...............  33.33(1)      14.75         19.35        16.60          ---

Number of full-service offices                          4             4             5            5            5

----------
(1) Excluding the SAIF assessment, the Company's return on assets, return on stockholders', equity, ratio of operating expenses to average total assets, efficiency ratio and dividend payment ratio for the year ended December 31, 1996 would have been 0.76%, 11 .02%, 1.85%, 60.34% and 20.07%, respectively.
(2)  Net interest income divided by average interest-earning assets.
(3) Prior to November 10, 1992, represents retained earnings, substantially restricted, of the Association.
(4) Operating expense divided by total operating income; excluding gain on the sale of deposits for 1995.
(5) Includes loans that are 90 days or more delinquent, as well as real estate owned.
(6)  Includes loans that are 90 days or more delinquent.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

General

      Midwest Bancshares, Inc. ("Midwest" or the "Company") was formed in July of 1992 by Midwest Federal Savings and Loan Association of Eastern Iowa (the "Association") to become the thrift institution holding company of the Association. The acquisition of the Association by the Company was consummated on November 10, 1992 in connection with the Association's conversion from the mutual to the stock form of ownership (the "Conversion"). All references to the Company prior to November 10, 1992, except where otherwise indicated, are to the Association and its subsidiaries on a consolidated basis.

      Historically, the primary business of the Company has consisted of attracting deposits from the general public and using such funds, along with other borrowed funds, as necessary, to provide financing for the purchase of residential properties. The operations of the Company are significantly affected by prevailing economic conditions, as well as by government policies and regulations relating to monetary and fiscal affairs, housing and financial institutions.

Financial Condition

      Total assets increased by $3.4 million to $136.4 million at December 31, 1996 compared to $133.0 million at December 31, 1995. Total loans receivable increased $7.2 million to $81.2 million at December 31, 1996 from $74.0 million at December 31, 1995. During 1996, the Association originated $19.5 million in loans while loan repayments totaled $15.5 million. This compares with $14.5 million in originations and $14.6 in repayments in fiscal 1995. Of the loans originated in 1996 and 1995, $4.1 million and $1.3 million, respectively, represented refinancings. Loan originations were up due to favorable lending rates and generally good economic conditions for borrowers during 1996. The Company also purchased $6.3 million in loans in 1996 compared with $5.3 million in 1995.

      Investment securities held to maturity decreased to $21.8 million at December 31, 1996 from $31.5 million at December 31, 1995, due to the investment of a portion of the repayments on such securities in securities available for sale, mortgage loans and loan purchases during the year. Securities available for sale increased to $23.8 million at December 31, 1996 from $19.7 million at December 31, 1995, due to purchases of securities available for sale.

      Total deposits increased from $101.3 million at December 31, 1995 to $101.9 million at December 31, 1996. Advances from the FHLB increased from $20.5 million at December 31, 1995 to $24.0 million at December 31, 1996, due to new advances of $8.0 million (net of $4.5 million of repayments). The Company used $511,000 of liquid assets to repurchase 5% of the Company's common stock in 1996.

      The Company's ratio of non-performing assets to total assets increased to
0.83 % at December 31, 1996 from 0.06% at December 31, 1995. Total non-performing assets increased $1.0 million primarily due to an $874,000 increase in non-accruing multi-family loans as a result of three participation loans which were more than 90 days past due as of December 31, 1996. All three loans are currently in foreclosure.

Results of Operations

      The Company's net income is primarily dependent upon the difference (or "spread") between the average yield earned on loans, mortgage-backed securities and investments and the average rate paid on deposits and borrowings, as well as the relative amounts of such assets and liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. The Association, like other thrift institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

      The Company's interest expense has been a product of the interest paid on deposits and borrowed funds. The Association emphasizes and promotes its consumer and passbook, money market and NOW accounts, principally from its market area. The NOW accounts tend to be less susceptible to rapid changes in volume and interest rate.

      The Company's net income has also been affected by, among other things, gains and losses on sales of loans, mortgage-backed securities and investments, provisions for possible loan losses, service charge fees, subsidiary activities, operating expenses and income taxes. Midwest Financial Products, Inc., a wholly owned subsidiary of the Association, generates revenues through the sale of tax-deferred annuities and other financial products to its customers.

Comparison of Years Ended December 31, 1996 and 1995

      General. The Company had net earnings of $630,000 in 1996 compared to $1,350,000 in 1995, a decrease of approximately $720,000. The decrease in net earnings was primarily due to two non-recurring events. In 1995, the Company recognized a pre-tax gain of $493,000 included in non-interest income resulting from the sale of $7.7 million of deposits of the Association's Keokuk, Iowa branch, with no comparable gain in 1996, resulting in decreased reported net earnings in 1996 of approximately $310,000. The second event occurred on September 30, 1996, when the Deposit Insurance Funds Act of 1996 was passed. The legislation resulted in a one-time pre-tax charge of approximately $671,000, representing a special assessment of 65.7 basis points on the Association's deposits held as of March 31, 1995, to recapitalize the SAIF insurance fund. This one-time expense, net of tax, resulted in decreased reported net earnings of approximately $420,000 in 1996. Excluding these one-time items, net earnings would have been consistent between 1995 and 1996.

      Net Interest Income. Net interest income increased by $60,000 to $3,920,000 in 1996 from $3,860,000 in 1995. The increase in net interest income was primarily the result of the Association's growth in earning assets as the net interest margin actually decreased from 2.99% in 1995 to 2.94% in 1996. For the year ended December 31, 1996, the Company's interest rate spread decreased six basis points from 2.74% in 1995 to 2.68% in 1996.

      During fiscal 1996, average interest-earning assets increased by approximately $4.2 million over the 1995 average balances. The increase in average interest-earning assets was primarily due to an increase in loans receivable, as the Association successfully deployed cash flow into lending. The average yield on interest-earning assets increased by 21 basis points during 1996 compared to 1995. The increase in average yield was primarily due to loan originations and purchases at higher rates and adjustable-rate loans and mortgage-backed securities in portfolio, some of which having below-market initial teaser rates, adjusting to higher rates in response to higher market rates. Yield adjustments on the Company's adjustable-rate portfolio occur periodically over time and may tend to lag behind the changes experienced in the market. These adjustments may also be limited by periodic and lifetime caps on such adjustments.

      During fiscal 1996 average interest-bearing liabilities also increased by approximately $4.1 million, primarily due to an increase of $8.7 million in average borrowings from the FHLB. This increase was partially offset by a decrease of $4.6 million in average deposits (primarily resulting from the sale of $7.7 million of deposits in December, 1995). The average rate paid on interest-bearing liabilities increased 27 basis points compared to 1995. The increase in average rate paid was primarily due to deposits and FHLB advances repricing to higher rates as a result of higher market interest rates. The changing mix of funding sources also contributed to the increase in the cost of funds as the Company increased its borrowing from the FHLB to fund asset growth, at rates which were generally higher than the overall cost of deposits.

      Provision for Losses on Loans. The provision for losses on loans remained constant at $48,000 for both 1996 and 1995. The amount of the provision was a result of the determination by management to maintain the allowance for losses on loans at an adequate level to absorb potential loan losses. At December 31, 1996 and 1995, the Company's allowance for losses on loans totaled $686,000 and $676,000, respectively, or 0.82 % and 0.97 % of total loans, excluding mortgage-backed securities, and 61.25% and 1,325.49% of total nonperforming loans, respectively. The decline in the latter ratio was impacted by a $1.1 million increase in non-performing loans, primarily due to three multi-family participation loans totaling $874,000 which were more than 90 days past due as of December 31, 1996. All three loans are in foreclosure, however the foreclosure has been delayed as one of the borrowers has filed bankruptcy. It is unknown how long the foreclosure process will be delayed, however the Association believes there is adequate collateral in the properties to minimize the losses on disposition. The Association had net charge-offs of $38,000 and $22,000 for the years ended December 31, 1996 and 1995, respectively.

      Non-interest Income. Total non-interest income decreased by $499,000 for 1996 compared to 1995. The decrease was primarily due to a non-recurring gain of $493,000 in 1995, resulting from the sale of $7.7 million of deposits from the Association's Keokuk, Iowa branch in December 1995, with no comparable gain in 1996. Also contributing to the decrease was a $31,000 decrease in the amount of gains recognized on the sale of securities and a $14,000 decrease in the amount recognized as gain from the sale of the Association's share of their data processing cooperative, partially offset by an increase of $22,000 in commissions on the sale of alternative financial products (a result of increased sales of annuities and credit life and disability insurance), and an increase of $11,000 in fee income (as a result of a new fee schedule implemented in September 1996).

      Non-interest Expenses. Total non-interest expenses increased by $589,000 for 1996 compared to 1995. The increase was primarily due to the Deposit Insurance Funds Act of 1996 passed on September 30, 1996. The legislation resulted in a one-time pre-tax charge of approximately $671,000 representing a special assessment of 65.7 basis points on the Association's deposits held as of March 31, 1995 to recapitalize the SAIF insurance fund. Partially offsetting this increase were decreases of $43,000 in net REO operations expense (resulting from net gains of the sale of REO properties), and $39,000 in net reductions in other non-interest expenses. As a result of the special assessment, the SAIF is fully-funded and, therefore, the Association expects a reduction in FDIC premiums which will provide annual savings of approximately $170,000 before income taxes, based on current deposit levels, beginning in January 1997.

      Taxes on Income. Taxes on income decreased $307,000 for 1996 compared to 1995, primarily due to decreased taxable income.

Comparison of Years Ended December 31, 1995 and 1994

      General. The Company had earnings of $1,350,000 in 1995 compared to $1,070,000 in 1994, an increase of approximately $280,000. The increase in net earnings was primarily due to a non-recurring pre-tax gain of $493,000 included in non-interest income resulting from the sale of $7.7 million of deposits of the Association's Keokuk, Iowa branch. Management believes that the closing of the Keokuk office will allow the Company to reduce operating expenses and to concentrate its marketing efforts in its remaining, more profitable markets. Also the gain on sale boosted the Company's capital position which may be used to fund future asset growth. Also contributing to the increase in net earnings was a one-time special distribution of $75,000 received from the Company's data processor, which was included in non-interest income, and $76,000 of gains on the sale of equity securities. Excluding these special items, the Company experienced a decrease in net earnings of approximately $148,000 primarily due to a decrease in net interest income, a decrease in noninterest income, primarily resulting from a decrease in commissions from the sale of alternative financial products sold through the Association's subsidiary, Midwest Financial Products, Inc., and increases in non-interest expenses. The following paragraphs discuss these comparisons in more detail as well as other components of net earnings.

      Net Interest Income. Net interest income decreased by $116,000 to $3,860,000 in 1995 from $3,976,000 in 1994. The decrease in net interest income was primarily the result of the Association's cost of funds increasing faster than the increase in yield on earning assets in response to higher market interest rates. The changing mix of funding sources also contributed to the increase in the cost of funds as described in more detail below. For the year ended December 31, 1995, the Company's interest rate spread decreased 15 basis points to 2.74% compared to 2.89% in 1994. The Company's net interest margin decreased 12 basis points to 2.99% compared to 3.11% in 1994.

      During fiscal 1995, average interest-earning assets increased by approximately $ 1.1 million over the 1994 average balances. The increase in average interest-earning assets was primarily due to an increase in loans receivable as the Association successfully redeployed cash flow into lending. The average yield on interest-earning assets increased by 51 basis points during 1995 compared to 1994. The increase in average yield was primarily due to adjustable-rate loans and mortgage-backed securities adjusting to higher rates in response to higher market rates and reinvestment of maturing investments at higher market interest rates. Yield adjustments on the Company's adjustable-rate portfolio occur periodically over time and may tend to lag behind the changes experienced in the market.

      During fiscal 1995, average interest-bearing liabilities also increased by approximately $1.1 million, primarily due to an increase of $2.6 million in average borrowings from the FHLB, partially offset by a decrease of $1.5 million in average deposits, primarily resulting from the sale of $7.7 million of deposits in December, 1995. The average rate paid on interest-bearing liabilities increased 66 basis points compared to 1994. The increase in average rate paid was primarily due to deposits and FHLB advances repricing to higher rates as a result of higher market interest rates. The changing mix of funding sources also contributed to the increase in the cost of funds as depositors shifted from transaction accounts to higher rate certificates of deposit, and the Company increased its borrowing from the FHLB, in order to fund asset growth, at rates which were generally higher than the overall cost of deposits.

      Provision for Losses on Loans. The provision for losses on loans increased by $6,000 in 1995 compared to 1994. This increase was the result of the determination by management to maintain the allowance for losses on loans at approximately 1% of total loans that have credit risk. At December 31, 1995 and 1994, the Company's allowance for losses on loans totaled $676,000 and $650,000, respectively, or 0.87% and 0.90% of total loans, excluding mortgage-backed securities, and 1,325.49% and 396.34% of total non-performing loans, respectively. The improvement in the latter ratio was impacted by a $113,000 decrease in non-performing loans, primarily due to a reduction in delinquent loans in the Company's primary lending territory. The Company had net charge-offs of $22,000 in 1995 compared to $44,000 in 1994.

      Non-Interest Income. Total non-interest income increased by $613,000 in 1995 compared to 1994. The increase was primarily due to a non-recurring gain of $493,000 on the sale of deposits, a $75,000 special distribution received from the Company's data processor, and gains of $76,000 on the sale of marketable equity securities, partially offset by a decrease of $42,000 in commissions on the sale of alternative financial products sold through the Association's subsidiary, Midwest Financial Products, Inc. The decrease in commissions on the sale of alternative financial products was primarily due to such products becoming less competitive in 1995 compared to the Bank's other traditional investment products.

      Non-Interest Expenses. Total non-interest expense increased by $75,000 in 1995 compared to 1994. The increase was primarily the result of increased net personnel expense associated with decreased loan production. Higher market interest rates in the first half of 1995 resulted in reduced loan originations primarily due to a reduction in refinancing activity. Consequently, loan fees, which offset the cost of originating loans, were $44,000 less in 1995 compared to 1994, resulting in increased non-interest expenses. Increased real estate owned expense of $9,000, related to the management and disposal of a multi-family REO property, and data processing expense of $10,000 also contributed to the increases in non-interest expenses.

      Taxes on Income. Taxes on income increased $135,000 for 1995 compared to 1994, primarily due to increased taxable income.

      The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the interest margin. The table does not reflect any effect of income taxes. All average balances are monthly average balances and include the balances of non-accruing loans. The yields and costs for the periods indicated include fees which are considered adjustments to yields.

                                                                                     Year Ended December 31,
                                      ---------------------------------------------------------------------------------------------
                                                                        1996                                          1995
                                      ---------------------------------------------------------    --------------------------------
                                      Yield/Rate at       Average        Interest                    Average       Interest
                                       December 31,     Outstanding      Earned/        Yield/     Outstanding      Earned/
                                          1996            Balance          Paid          Rate        Balance         Paid
                                      --------------    -----------     ----------     --------    -----------     ---------
                                                                                                         (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable..................       8.09%         $ 79,219        $ 6,444          8.13%      $ 71,784         $5,799
 Mortgage-backed securities........       6.97            30,841          2,162          7.01         33,981          2,366
 Investment securities ............       7.06            19,654          1,351          6.87         18,307          1,107
 Deposits in other banks...........       5.00             1,401             69          4.90          2,923            162
 Other interest-earning assets.....       7.00             1,960            137          7.00          1,921            139
                                          ----          --------        -------          ----       --------         ------
   Total interest-earning assets...       7.63           133,075         10,163          7.64        128,916          9,573
                                          ----          --------        -------          ----       --------         ------
Interest-Bearing Liabilities:

  Savings deposits, money market
    deposit and NOW accounts.......       2.92          $ 29,562        $   864          2.92        $31,597          $ 910
  Time deposits....................       5.52            71,104          3,863          5.43         73,621          3,826
                                          ----          --------        -------          ----       --------         ------
    Total deposits.................       4.77           100,666          4,727          4.70        105.218          4,736
                                          ----          --------        -------          ----       --------         ------
  FHLB advances and other
   borrowings......................       5.92            25,256          1,516          6.00         16,596            977
                                          ----          --------        -------          ----       --------         ------
    Total interest-bearing
      liabilities..................       5.00          $125,922          6,243          4.96       $121,814          5,713
                                          ----          --------        -------          ----       --------         ------
Net interest income; interest
 rate spread.......................       2.63%                          $3,920          2.68%                       $3,860
                                          ====                           ======          ====                        ======
Net earning assets/net
 interest margin (1)...............                       $7,153                         2.94%        $7,102
Average interest-earning assets to                        ======                         ====         ======
 average interest-bearing liabilities                      105.7%                                      105.8%
                                                          ======                                      ======

                                 [BROKEN TABLE]

                                      ------------------------------------------------
                                                                   1994
                                      --------    ------------------------------------
                                                    Average       Interest
                                       Yield/     Outstanding      Earned/     Yield/
                                        Rate        Balance         Paid        Rate
                                      --------    -----------     ---------   -------
Interest-Earning Assets:
 Loans receivable..................     8.08%       $ 69,185        $5,242      7.58%
 Mortgage-backed securities........     6.96          36,672         2,392      6.52
 Investment securities ............     6.05          18,261           969      5.30
 Deposits in other banks...........     5.57           1,788            76      4.23
 Other interest-earning assets.....     7.25           1,921           161      8.40
                                        ----        --------        ------      ----
   Total interest-earning assets...     7.43         127,827         8,840      6.92
                                        ----        --------        ------      ----
Interest-Bearing Liabilities:

  Savings deposits, money market
    deposit and NOW accounts.......     2.88        $ 34,797        $  889      2.56%
  Time deposits....................     5.20          71,923         3,252      4.52
                                        ----        --------        ------      ----
    Total deposits.................     4.50         106,720         4,141      3.88
                                        ----        --------        ------      ----
  FHLB advances and other
   borrowings......................     5.89          13,996           723      5.18
                                        ----        --------        ------      ----
    Total interest-bearing
      liabilities..................     4.69        $120,716         4,864      4.03
                                        ----        --------        ------      ----
Net interest income; interest
 rate spread.......................     2.74%                       $3,976      2.89%
                                        ====                        ======      ====
Net earning assets/net
 interest margin(1) ..................  2.99%       $  7,111                    3.11%
                                        ====        ========                    ====
Average interest-earning assets to
 average interest-bearing liabilities                  105.9%
                                                       =====

-------

(1) Net interest margin is net interest income divided by average interest-earning assets.

Rate/Volume Analysis of Net Interest Income

      The following table presents the extent to which changes in volume and changes in interest rates of interest-earning assets and interest-bearing liabilities have affected the Association's interest income and interest expense during the periods indicated. The table distinguishes between the changes related to higher outstanding balances and that due to changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

                                                                        Year Ended December 31,
                                          ---------------------------------------------------------------------------------
                                                        1996 vs. 1995                                1995 vs. 1994
                                          --------------------------------------       ------------------------------------
                                                   Increase                                    Increase
                                                  (Decrease)                                   (Decrease)
                                                   Due to                Total                  Due to               Total
                                           -------------------         Increase        ---------------------       Increase
                                           Volume         Rate        (Decrease)        Volume          Rate      (Decrease)
                                           -------        ----         --------        --------         ----       --------
                                                                             (In Thousands)
Interest-Earning Assets:
Loans receivable........................   $ 604          $ 41          $ 645            $ 202          $355         $557
Mortgage-backed securities..............    (220)           16           (204)            (182)          156          (26)
Investment securities...................      85           159            244                2           136          138
Deposits in other banks.................     (76)          (17)           (93)              58            28           86
Other interest-earning assets ..........       3            (5)            (2)             ---           (22)         (22)
                                           -----          ----          -----            -----          ----         ----
 Total interest-earning assets..........     396           194            590               80           653          733
                                           -----          ----          -----            -----          ----         ----

Interest-Bearing Liabilities:
Savings deposits, money market deposit
and NOW accounts........................     (59)           13            (46)             (86)          107           21
Time deposits...........................    (113)          150             37               78           496          574
                                           -----          ----          -----            -----          ----         ----
 Total deposits.........................    (172)          163             (9)              (8)          603          595
FHLB advances and other borrowings......     520            19            539              145           109          254
                                           -----          ----          -----            -----          ----         ----
 Total interest-bearing liabilities ....     348           182            530              137           712          849
                                           -----          ----          -----            -----          ----         ----
Net change in net interest income.......   $  48          $ 12          $  60             $(57)         $(59)       $(116)
                                           =====          ====          =====            =====          ====        =====

Asset/Liability Management

      The Association, like other thrift institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets, a portion of which consists of long-term, fixed-rate loans and mortgage-backed securities. As a continuing part of its strategy, the Association considers methods of managing this asset/liability mismatch, consistent with maintaining acceptable levels of net interest income.

      The Association has an Asset/Liability Committee composed principally of its President and the lending and finance department heads. The responsibilities of this Committee are to assess the Association's asset/liability mix and to recommend strategies to the Board of Directors that will enhance income while managing the Association's vulnerability to changes in interest rates.

      In managing its asset/liability mix, the Association, at times, depending on the relationship between long- and short-term interest rates, market conditions and consumer preference, may place greater emphasis on maximizing its net interest margin than on matching the interest rate sensitivity of its assets and liabilities, in an effort to improve its spread. Management believes that the increased net income resulting from a mismatch in the maturity of its asset and liability portfolios can, during periods of declining or stable interest rates, provide high enough returns to justify the increased vulnerability to sudden and unexpected increases in interest rates which can result from such a mismatch.

      A negative gap for a given period means that the amount of interest-earning assets maturing or otherwise repricing within such period is less than the amount of interest-bearing liabilities maturing or otherwise repricing within the same period. Accordingly, in a declining interest rate environment, an institution with a negative gap generally experiences a greater decrease in the cost of its liabilities than in the yield on its assets. Conversely, a rising interest rate environment will generally have an unfavorable impact on an institution with a negative gap because its cost of funds will generally increase more than the yield on its assets. Changes in interest rates generally have the opposite effect on an institution with a positive gap. A declining interest rate environment imposes risks on an institution with a positive gap, because the increased yield on its assets generally will exceed the decreased cost of its liabilities.

      The following table sets forth the repricing periods of the Association's interest-earning assets and interest-bearing liabilities at December 31, 1996 and the Association's interest rate sensitivity "gap" percentages at the dates indicated. The interest rate sensitivity gap is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One- to four-family fixed-rate mortgage loans and mortgage-backed securities are assumed to prepay at annual rates ranging from 6% to 18% per year, depending on the stated interest rate. Adjustable-rate mortgage loans are assumed to prepay at a rate of 8% to 9% per year, depending on the property type and index rate the loan is priced on. All other loans are assumed to prepay at a rate of 8.0%. Passbook accounts are assumed to be withdrawn at annual rates of 17.0%, 17.0%, 17.0%, 16.0% and 14.0%, respectively, during the periods shown. Money market deposit accounts are assumed to reprice immediately in the first period. Securities with call features are assumed to be extended to maturity and not called, which is unlikely over the life of the security. However, it presents a worst case scenario for gap analysis. The 1995 gap table assumed callable securities would be redeemed at the first call date since all were "in the money" calls at December 31, 1995. Finally, transaction accounts are assumed to decay at annual rates of 37.0%, 37.0%, 32.0%, 17.0% and 17.0%, respectively, in each of the periods shown. All prepayment and liability repricing assumptions are the most recent supplied by the FHLB of Des Moines, Iowa, based on a model for the quarter ended December 31, 1996.

      The effect of these assumptions is to quantify the dollar amount of items that are interest-sensitive and can be repriced within each of the periods specified. Such repricing can occur in one of three ways: (1) the rate of interest to be paid on an asset or liability may adjust periodically on the basis of an index, (2) an asset or liability such as a mortgage loan may amortize, permitting reinvestment of cash flows at the then-prevailing interest rates, or (3) an asset or liability may mature, at which time the proceeds can be reinvested at current market rates.

      The following table sets forth the interest rate sensitivity of the Association's assets and liabilities (excluding non-performing assets) and certain associated weighted average yields and costs at December 31, 1996 on the basis of the factors and assumptions set forth above.

                                                                                Maturing or Repricing
                                                -----------------------------------------------------------------------------------
                                                                                        Over 1-3    Over 3-5     Over
                                                   0-3 Months           4-12 Months      Years        Years     5 Years    Total
                                                ---------------      ---------------     ------    --------    --------   --------
                                                Amount     Rate      Amount     Rate     Amount       Amount     Amount    Amount
                                                ------     ----      ------     ----     ------       ------     ------    ------
                                                                              (Dollars in Thousands)
Fixed-rate one- to four-family (including
 mortgage-backed securities),
 commercial/multi-family real estate and
 construction loans..........................   $ 3,104    7.04%     $8,729     7.34%    $16,393     $ 7,620     $14,309  $ 50,155

Adjustable-rate one- to four-family
 (including mortgage-backed securities),
 commercial/multi-family real estate
 and construction loans .....................    10,407    7.68      19,366     8.30      11,628       4,930       3,667    49,998

Consumer and other loans ....................       655    8.27       1,895     8.27       3,516       1,693       1,229     8,988

Investment securities and other .............     5,087    5.77         ---      ---       2,456         ---      14,079    21,622
                                                -------    ----     -------     ----     -------     -------     -------  --------
    Total interest-earning assets............    19,253    7.09      29,990     8.02      33,993      14,243      33,284   130,763
                                                -------    ----     -------     ----     -------     -------     -------  --------
Savings deposits, money market deposit
 and NOW accounts, excluding
 non-interest bearing checking accounts .....    14,579    3.63       2,748     1.98       5,714       2,464       3,432    28,937
Time deposits ...............................    17,170    5.20      28,590     5.48      25,838         726         258    72,582
                                                -------    ----     -------     ----     -------     -------     -------  --------
 Total interest-bearing deposits ............    31,749    4.48      31,338     5.17      31,552       3,190       3,690   101,519
FHLB advances ...............................       ---     ---       1,000     5.49       9,000      12,000       2,000    24,000
                                                -------    ----     -------     ----     -------     -------     -------  --------
     Total interest-bearing liabilities......    31,749    4.48      32,338     5.18      40,552      15,190       5,690   125,519
                                                -------    ----     -------     ----     -------     -------     -------  --------
Interest-earning assets less
 interest-bearing liabilities ...............  $(12,496)            $(2,348)            $ (6,559)   $   (947)    $27,594  $  5,244
                                               ========            ========             ========    ========     =======  ========
Cumulative interest rate sensitivity gap ....  $(12,496)           $(14,844)            $(21,403)   $(22,350)    $ 5,244
                                               ========            ========             ========    ========     =======
Cumulative interest rate sensitivity gap
 as a percentage of total assets at
 December 31, 1996...........................      (9.2)%             (10.9)%              (15.7)%     (16.4)%       3.8%
                                                   ====               =====                =====       =====         ===
Cumulative interest rate sensitivity
 gap as a percentage of total assets
 at December 31, 1995........................       7.1%                1.9%
                                                   ====               =====
Cumulative interest rate sensitivity gap
 as a percentage of total assets at
 December 31, 1994...........................       (.5)%               9.1%
                                                   ====               =====
Cumulative interest rate sensitivity
 gap as a percentage of total assets
 at December 31, 1993(1).....................       4.0%                1.8%
                                                   ====               =====
Cumulative interest rate sensitivity gap
 as a percentage of total assets at
 December 31, 1992(1)........................      (4.4)%              (4.7)%
                                                   ====               =====

-------------------
(1) Using Office of Thrift Supervision ("OTS") calculations for these dates. Such calculations are no longer provided by the OTS.

      The shift in the Association's one-year gap from a positive 1.9% at December 31, 1995 to a negative 10.9% at December 31, 1996 was due in part to the types of loans originated and funds borrowed during 1996, but primarily due to the change in assumption that U.S. Agency securities with call features will extend to maturity as opposed to being redeemed at the first call date. This had the effect of increasing the 1996 negative gap by $14.1 million, or 10. 4 % of total assets. During 1996 and 1995, loan originations and purchases were primarily fixed-rate and longer-term adjustable-rate mortgages. In addition, the amount of FHLB advances maturing or repricing in one year or less decreased to $1.0 million in 1996 from $4.5 million in 1995.

      Office of Thrift Supervision ("OTS") regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Beginning
July 1, 1994, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12%, such as Midwest Federal, is exempt from this requirement unless the OTS determines otherwise. At December 31, 1996, 2.0% of the present value of the Association's assets was approximately $2.8 million, which was less than $3.8 million, the amount of the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, the Association would have been required to make a $0.5 million deduction from total capital in calculating its risk-based capital requirement, had the requirement been applicable to the Association.

      The Board of Directors dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. Presented below, as of December 31, 1996, is an analysis of the Association's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. Assumptions used in calculating the amounts in this table are OTS assumptions.

     Change In                            Net Portfolio Value
    Interest Rate         -------------------------------------------------
    (Basis Points)        $ Amount             $ Change          % Change
    --------------        --------             --------          --------
                                 (Dollars in Thousands)

         +400              $5,742               $-8,267              -59%
         +300               7,994                -6,015              -43
         +200              10,226                -3,783              -27
         +100              12,286                -1,723              -12
            0              14,009                   ---              ---
         -100              15,267                 1,258                9
         -200              16,092                 2,083               15
         -300              16,988                 2,979               21
         -400              18,490                 4,481               32

      Management's policy involves structuring the Company's assets and liabilities to accept modest exposure to interest rate risk. in the event of a 400 basis point change in interest rates, the Association would experience a 32% increase in NPV in a declining rate environment and a 59% decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement due to embedded options in loan contracts and callable securities).

      Certain shortcomings are inherent in the methods of analysis presented in the "gap" and NPV tables presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain investment securities with call option features are not adequately modeled by the OTS model, in management's opinion. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing tables.

Liquidity and Capital Resources

      The Company's principal sources of funds are deposits, borrowings (including FHLB advances), amortization and prepayment of loan principal (including mortgage-backed securities), sales or maturities of investment securities, mortgage-backed securities and short-term investments and operations. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan repayments are more influenced by interest rates, general economic conditions, competition, and, most recently, the restructuring of the thrift industry. The Company generally manages the pricing of its deposits to maintain a steady deposit balance, but has from time to time decided not to pay deposit rates that are as high as those of its competitors, and, when necessary, to supplement deposits with longer term and/or less expensive alternative sources of funds.

      Federal regulations require the Association to maintain a minimum level of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar quarter. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Association has historically maintained its liquidity ratio at levels in excess of those required. For December 1996, the Association's liquidity ratio was 9.8%, compared to 23.4% for December 1995. The decrease in the Association's liquidity ratio was the result, in part, of the investment of cash flow into assets which have terms to maturity or balloon payments longer than five years, in accordance with the Association's asset/liability management policy based on the current interest rate environment. It is management's intent to continue its efforts to deploy excess liquidity into mortgage and other loans and participations; however, the success of such efforts is dependent upon the availability of favorable lending opportunities.

      During fiscal 1996, the primary source of cash from operating activities was net income, and the net cash provided by operating activities was $706,000.

      The primary investing activities of the Company are lending and purchasing loans, mortgage-backed securities and investment securities. Loan originations, net of principal repayments, used $1.8 million during the year ended December 31, 1996. Loan purchases used $5.6 million during the year ended December 31, 1996. There were $4.1 million mortgage-backed securities purchases, while mortgage-backed securities principal repayments totaled $5.9 million. Purchases of investment securities of $5.6 million were more than offset by maturities of $7.5 million during the year ended December 31, 1996. If general interest rates decline, the Company would expect to experience an increase in prepayments, particularly in its investment securities with call option features, adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities. The increased funds from this source could not necessarily be re-invested at yields and on terms which would allow the Company to maintain the net interest margins the Company has experienced during recent periods.

      The primary financing activity of the Company is deposits. For the year ended December 31, 1996 deposits grew by $583,000. The Company also utilizes advances from the FHLB, and increased such advances by $3.5 million in 1996.

      Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (h) the projected amount of loans and mortgage-backed securities held for sale by the Company,
(iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) the objective of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB. Although the Company has used reverse repurchase agreements as a source of funds in the past, it has no present intention to use them in the future.

      The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1996 the Company had outstanding commitments to extend credit which amounted to $350,000 and no commitments to sell loans or participations in loans. See Note 3 of the Notes to Consolidated Financial Statements.

      Certificates of deposit scheduled to mature in one year or less at December 31, 1996 totaled approximately $45.8 million. Based on the level of retention of such deposits in the recent past, management believes that a significant portion of such deposits will remain with the Company. At December 31, 1996, the Company had $24.0 million advances outstanding from the FHLB of Des Moines.

      At December 31, 1996, the Company's stockholders' equity totaled $9.6 million, or 7.0% of assets. During the past several years, the capital requirements applicable to all savings institutions, including the Association, have been substantially increased. At December 31, 1996, the Association was in compliance with all three of its regulatory capital requirements.

      At December 31, 1996, the Association had tangible and core capital of $8,702,000, or 6.41 % of total adjusted assets which exceeded the regulatory requirements of 1.5% and 3.0%, respectively, by $6,665,000 and $4,628,000, respectively. The risk-based capital requirement is currently 8% of risk-weighted assets. As of December 31, 1996, the Association had risk-weighted assets of $59,063,000 a risk-based requirement of $4,725,000 and risk-based capital of $9,388,000, or 15.89%, which exceeds the requirement by $4,663,000.

                                     Tangible         Core         Risk-based
                                     Capital         Capital        Capital
                                     --------        -------       ----------
                                            (Dollars In Thousands)

Association's capital..........      $8,702          $8,702          $8,702
Additional capital -
 general allowances............         ---             ---             686
                                     ------          ------          ------
Regulatory capital.............       8,702           8,702           9,388
Minimum capital requirement....       2,037           4,074           4,725
                                     ------          ------          ------
Excess regulatory capital......      $6,665          $4,628          $4,663
                                     ======          ======          ======

      The unrealized gain on investments available for sale, which is a component of stockholders' equity, is a result of the implementation of Statement No. 115 of the Financial Accounting Standards Board. At December 31,
 1996, the unrealized gain of $52,000 down from $341,000 at December 31, 1995, consisted primarily of the unrealized market gain, net of tax, on certain GNMA mortgage-backed securities, U.S. Agency securities and marketable equity securities which have been identified as available for sale by management.

Regulatory Action Regarding Insurance Assessments

      The deposits of the Association are presently insured by the Savings Association Insurance Fund (the "SAIF"), which together with the Bank Insurance Fund (the "BIF"), are the two insurance funds administered by the Federal Deposit Insurance Corporation (the "FDIC").

      For the first six months of 1995, the assessment schedule for BIF members and SAIF members ranged from .23 % to .31 % of deposits. As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31 % of deposits. The revisions became effective in the third quarter of 1995. In addition, the BIF rates were further revised, effective January 1996, to provide a range of 0% to .27%. The SAIF rates, however, were not adjusted. At the time the FDIC revised the BIF premium schedule, it noted that, absent legislative action (as discussed below), the SAIF would not attain its designated reserve ratio until the year 2002. As a result, SAIF insured members would continue to be generally subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attained its required reserve ratio.

      In order to eliminate this disparity and any competitive disadvantage between BIF and SAIF member institutions with respect to deposit insurance premiums, legislation to recapitalize the SAIF was enacted in September 1996. The legislation provides for a one-time assessment to be imposed on all deposits assessed at the SAIF rates; as of March 31, 1995, in order to recapitalize the SAIF. It also provides for the merger of the BIF and the SAIF on January 1, 1999 if no savings associations then exist. The special assessment rate has been established at .657 % of deposits by the FDIC and the resulting assessment of $670,861 was paid in November 1996. This special assessment significantly increased noninterest expense and adversely affected the Association's results of operations for the year ended December 31, 1996. As a result of the special assessment, the Association's deposit insurance premiums were reduced to approximately $65,000 annually, based upon its current risk classification and the new assessment schedule for SAIF insured institutions. These premiums are subject to change in future periods.

      Prior to the enactment of the legislation, a portion of the SAIF assessment imposed on savings associations was used to repay obligations issued by a federally chartered corporation to provide financing ("FICO") for resolving the thrift crisis in the 1980s. Although the FDIC has proposed that the SAIF assessment be equalized with the BIF assessment schedule, effective October 1, 1996, SAIF-insured institutions will continue to be subject to a FICO assessment as a result of this continuing obligation. Although the legislation also now requires assessments to be made on BIF-assessable deposits for this purpose, effective January 1, 1997, that assessment will be limited to 20% of the rate imposed on SAIF assessable deposits until the earlier of December 31, 1999 or when no savings association continues to exist, thereby imposing a greater burden on SAIF member institutions such as the Association. Thereafter, however, assessments on BIF-member institutions will be made on the same basis as SAIF-member institutions. The rates to be established by the FDIC to implement this requirement for all FDIC-insured institutions is uncertain at this time, but are anticipated to be about a 6.5 basis points assessment on SAIF deposits and 1.5 basis points on BIF deposits until BIF insured institutions participate fully in the assessment.

Impact of Inflation and Changing Prices

      The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Effect of New Accounting Standards

      SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", will be effective for the Association for transactions occurring after December 31, 1996, and provides standards for accounting recognition or derecognition of assets and liabilities. The Association expects to adopt SFAS 125 when required, and management believes adoption will not have a material effect on the financial position and results of operations, nor will adoption require additional capital resources.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Midwest Bancshares, Inc.
Burlington, Iowa:

We have audited the accompanying consolidated balance sheets of Midwest Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Bancshares, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                  /s/    KPMG Peat Marwick, LLP

                                                         KPMG Peat Marwick, LLP




Des Moines, Iowa
January 10, 1997

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                           December 31, 1996 and 1995

                                                                                  1996                   1995
                                     Assets
Cash and cash equivalents                                                $           3,998,163              2,305,111
Securities available for sale (note 2)                                              23,783,968             19,711,494
Securities held to maturity (estimated fair
     value of $21,763,670 and $31,425,346) (notes 2 and 8)                          21,810,592             31,508,882
Loans receivable, net (notes 3, 4, and 9)                                           81,225,412             74,034,914
Real estate owned and in judgment, net (note 5)                                         12,000                 32,944
Federal Home Loan Bank (FHLB) stock, at cost                                         1,959,700              1,959,700
Office property and equipment, net (note 6)                                          2,446,983              2,314,814
Accrued interest receivable (note 7)                                                 1,007,547                874,512
Other assets                                                                           180,908                221,958
                                                                           --------------------   --------------------
                 Total assets                                            $         136,425,273            132,964,329
                                                                           ====================   ====================
                      Liabilities and Stockholders' Equity
                                  Liabilities:
     Deposits (note 8)                                                   $         101,917,765            101,334,437
     Advances from FHLB (note 9)                                                    24,000,000             20,500,000
     Advances from borrowers for taxes and insurance                                   378,435                412,427
     Accrued interest payable                                                           73,743                 71,507
     Accrued expenses and other liabilities                                            455,082                750,020
                                                                           --------------------   --------------------
                 Total liabilities                                                 126,825,025            123,068,391
                                                                           --------------------   --------------------
Stockholders' equity:
     Serial preferred stock, $.01 par value;
          authorized 500,000 shares; none issued                                             -                      -
     Common stock, $.01 par value; 2,000,000 shares authorized;
          455,000 shares issued and outstanding in 1996 and 1995                         4,550                  4,550
     Additional paid-in capital                                                      4,037,058              4,037,058
     Retained earnings, substantially restricted (notes 12 and 16)                   7,836,808              7,403,062
     Treasury stock, at cost; 105,621 shares in 1996 and 86,170 in 1995             (2,210,642)            (1,699,533)
     Employee Stock Ownership Plan (note 11)                                          (120,000)              (180,000)
     Recognition and retention plan (note 11)                                                -                 (9,725)
     Unrealized appreciation on securities available for sale, net of
          taxes on income of $31,000 in 1996 and $203,000 in 1995                       52,474                340,526
                                                                           --------------------   --------------------
                 Total stockholders' equity                                          9,600,248              9,895,938
     Contingencies (note 16).
                                                                           --------------------   --------------------
                 Total liabilities and stockholders' equity              $         136,425,273            132,964,329
                                                                           ====================   ====================

See accompanying notes to consolidated financial statements.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Operations
                  Years ended December 31, 1996, 1995, and 1994

                                                                              1996             1995             1994
Interest income:
     Loans receivable                                                 $        6,444,056       5,798,577        5,242,464
     Securities available for sale                                             1,902,576         655,606          591,175
     Securities held to maturity                                               1,609,591       2,816,738        2,769,534
     Deposits in other financial institutions                                     68,717         162,756           75,693
     Other interest-earning assets                                               137,496         139,452          161,282
                                                                         ----------------  --------------   --------------
                                                                              10,162,436       9,573,129        8,840,148
                                                                         ----------------  --------------   --------------
Interest expense:
     Deposits (note 8)                                                         4,726,637       4,736,154        4,141,064
     Advances from FHLB and other borrowings                                   1,516,060         977,375          723,033
                                                                         ----------------  --------------   --------------
                                                                               6,242,697       5,713,529        4,864,097
                                                                         ----------------  --------------   --------------
          Net interest income                                                  3,919,739       3,859,600        3,976,051
Provision for losses on loans (note 4)                                            47,972          48,000           41,733
                                                                         ----------------  --------------   --------------
          Net interest income after provision for losses on loans              3,871,767       3,811,600        3,934,318
                                                                         ----------------  --------------   --------------
Noninterest income:
     Fees and service charges                                                    179,326         171,378          161,554
     Gain on sale of deposits (note 17)                                                -         493,345                -
     Gain on sale of securities available for sale                                29,213          75,816                -
     Gain on sale of mortgage-backed securities held to maturity                  15,950               -                -
     Other                                                                       124,531         107,091           73,038
                                                                         ----------------  --------------   --------------
                                                                                 349,020         847,630          234,592
                                                                         ----------------  --------------   --------------
Noninterest expenses:
     Compensation and benefits (note 11)                                       1,181,748       1,170,425        1,152,379
     Office property and equipment                                               349,156         337,615          353,562
     Deposit insurance premiums                                                  236,989         238,777          245,498
     Deposit insurance special assessment (note 13)                              670,861               -                -
     Data processing                                                             164,939         169,201          159,116
     Other                                                                       613,782         712,917          643,188
                                                                         ----------------  --------------   --------------
                                                                               3,217,475       2,628,935        2,553,743
                                                                         ----------------  --------------   --------------
          Earnings before taxes on income                                      1,003,312       2,030,295        1,615,167
Taxes on income (note 10)                                                        373,654         680,452          545,400
                                                                         ----------------  --------------   --------------
          Net earnings                                                $          629,658       1,349,843        1,069,767
                                                                         ================  ==============   ==============

Earnings per share - primary                                          $        1.68             3.41             2.49

Earnings per share - fully diluted                                             1.68             3.39             2.49
                                                                         ================  ==============   ==============

See accompanying notes to consolidated financial statements.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity
                  Years ended December 31, 1996, 1995, and 1994

                                                             Additional                                             ESOP
                                             Common           paid-in           Retained        Treasury          borrowing
                                             stock             capital          earnings         stock            guarantee
                                          -----------  ----------------  ----------------   -----------------  ---------------

Balance at December 31, 1993            $       4,550         4,037,058         5,364,452            (407,166)        (278,687)

Net earnings                                        -                 -         1,069,767                   -                -
Dividends declared ($.48 per share)                 -                 -          (196,709)                  -                -
Treasury stock acquired                             -                 -                 -            (399,322)               -
ESOP loan payment                                   -                 -                 -                   -           48,687
Amortization of recognition
     and retention plan                             -                 -                 -                   -                -
Adoption of SFAS 115                                -                 -                 -                   -                -
Net change in unrealized appreciation
     on securities available for sale               -                 -                 -                   -                -
                                           -----------  ----------------  ----------------   -----------------  ---------------
Balance at December 31, 1994                    4,550         4,037,058         6,237,510            (806,488)        (230,000)

Net earnings                                        -                 -         1,349,843                   -                -
Dividends declared ($.50 per share)                 -                 -          (184,291)                  -                -
Treasury stock acquired                             -                 -                 -            (893,045)               -
ESOP loan payment                                   -                 -                 -                   -           50,000
Amortization of recognition
     and retention plan                             -                 -                 -                   -                -
Net change in unrealized appreciation
     on securities available for sale               -                 -                 -                   -                -
                                           -----------  ----------------  ----------------   -----------------  ---------------
Balance at December 31, 1995                    4,550         4,037,058         7,403,062          (1,699,533)        (180,000)

Net earnings                                        -                 -           629,658                   -                -
Dividends declared ($.56 per share)                 -                 -          (195,912)                  -                -
Treasury stock acquired                             -                 -                 -            (511,109)               -
ESOP loan payment                                   -                 -                 -                   -           60,000
Amortization of recognition
     and retention plan                             -                 -                 -                   -                -
Net change in unrealized appreciation
     on securities available for sale               -                 -                 -                   -                -
                                           -----------  ----------------  ----------------   -----------------  ---------------
Balance at December 31, 1996            $       4,550         4,037,058         7,836,808          (2,210,642)        (120,000)
                                           ===========  ================  ================   =================  ===============

                                           Recognition          Net unrealized
                                              and               appreciation on
                                           retention           securities available
                                             plan                for sale              Total
                                        ---------------       ---------------     ----------------
Balance at December 31, 1993                   (57,005)                    -            8,663,202

Net earnings                                         -                     -            1,069,767
Dividends declared ($.48 per share)                  -                     -             (196,709)
Treasury stock acquired                              -                     -             (399,322)
ESOP loan payment                                    -                     -               48,687
Amortization of recognition
     and retention plan                         30,285                     -               30,285
Adoption of SFAS 115                                 -               368,013              368,013
Net change in unrealized appreciation
     on securities available for sale                -              (301,058)            (301,058)
                                        ---------------       ---------------     ----------------
Balance at December 31, 1994                   (26,720)               66,955            9,282,865

Net earnings                                         -                     -            1,349,843
Dividends declared ($.50 per share)                  -                     -             (184,291)
Treasury stock acquired                              -                     -             (893,045)
ESOP loan payment                                    -                     -               50,000
Amortization of recognition
     and retention plan                         16,995                     -               16,995
Net change in unrealized appreciation
     on securities available for sale                -               273,571              273,571
                                        ---------------       ---------------     ----------------
Balance at December 31, 1995                    (9,725)              340,526            9,895,938

Net earnings                                         -                     -              629,658
Dividends declared ($.56 per share)                  -                     -             (195,912)
Treasury stock acquired                              -                     -             (511,109)
ESOP loan payment                                    -                     -               60,000
Amortization of recognition
     and retention plan                          9,725                     -                9,725
Net change in unrealized appreciation
     on securities available for sale                -              (288,052)            (288,052)
                                        ---------------       ---------------     ----------------
Balance at December 31, 1996                         -                52,474            9,600,248
                                        ===============       ===============     ================

See accompanying notes to consolidated financial statements.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                  Years ended December 31, 1996, 1995, and 1994

                                                                                  1996              1995                1994
                                                                            -----------------  ----------------   -----------------
Cash flows from operating activities:
     Net earnings                                                         $          629,658         1,349,843           1,069,767
Adjustments to reconcile net earnings to net
     cash provided by operating activities:
          Provision for losses on loans                                               47,972            48,000              41,733
          Proceeds from sale of loans originated for resale                                -           128,243             520,452
          Disbursements on loans originated for resale                                     -           (95,143)           (553,552)
          Depreciation                                                               144,301           127,451             106,811
          Provision for deferred taxes                                                24,000             7,000              47,000
          Gain on sale of deposits                                                         -          (493,345)                  -
          Gain on sale of securities available for sale                              (29,213)          (75,816)                  -
          Gain on sale of securities held to maturity                                (15,950)                -                   -
          Loss on sale of assets                                                           -                 -               8,892
          Amortization of recognition and retention plan benefits                      9,725            16,995              30,285
          ESOP expense                                                                53,938            39,058              48,687
          Amortization of premiums and discounts                                      76,778           146,825             197,461
          FHLB stock dividend                                                              -           (38,700)                  -
          (Increase) decrease in accrued interest receivable                        (133,035)          (71,523)             56,444
          Decrease (increase) in other assets                                         90,050           (91,214)              6,241
          Increase (decrease) in accrued interest payable                              2,236            42,027             (22,215)
          (Decrease) increase in accrued expenses and other liabilities             (194,335)          169,567            (113,249)
                                                                            -----------------  ----------------   -----------------
              Net cash provided by operating activities                              706,125         1,209,268           1,444,757
                                                                            -----------------  ----------------   -----------------
Cash flows from investing activities:
     Purchase of securities                                                       (5,568,000)       15,488,160          (1,209,617)
     Proceeds from maturities of securities                                        7,543,478        11,000,000           6,000,000
     Proceeds from sale of securities available for sale                             550,239           285,433                   -
     Proceeds from sale of securities held to maturity                               780,407                 -                   -
     Loans purchased                                                              (5,555,413)        4,002,260          (2,099,000)
     Purchase of mortgage-backed securities                                       (4,051,131)                -          (6,240,713)
     Repayments of principal on mortgage-backed securities                         5,862,203         5,344,786           7,194,976
     (Increase) decrease in loans receivable                                      (1,800,202)          132,800          (3,315,277)
     Proceeds from sale of real estate owned, net                                    155,042           398,621              28,816
     Purchase of office property and equipment                                      (276,470)         (265,261)           (181,400)
                                                                            -----------------  ----------------   -----------------
              Net cash (used in) provided by investing activities                 (2,359,847)        2,594,041             177,785
                                                                            -----------------  ----------------   -----------------
Cash flows from financing activities:
     Payment on sale of deposits, net                                                      -         7,279,871                   -
     Increase in deposits                                                            583,328         2,148,772             171,451
     Proceeds from advances from FHLB                                              8,000,000         6,500,000                   -
     Repayment of advances from FHLB                                              (4,500,000)                -                   -
     Repayment of ESOP loan                                                                -                 -            (278,687)
     Net (decrease) increase in advances from
          borrowers for taxes and insurance                                          (33,992)          (73,585)             70,363
     Treasury stock acquired                                                        (511,109)         (893,045)           (399,322)
     Payment of cash dividends                                                      (191,453)         (185,520)           (199,296)
                                                                            -----------------  ----------------   -----------------
              Net cash provided by (used in) financing activities                  3,346,774           216,751            (635,491)
                                                                            -----------------  ----------------   -----------------
              Net increase (decrease) in cash and cash equivalents                 1,693,052         1,168,002             987,051
Cash and cash equivalents at beginning of year                                     2,305,111         3,473,133           2,486,082
                                                                            -----------------  ----------------   -----------------
Cash and cash equivalents at end of year                                  $        3,998,163         2,305,111           3,473,133
                                                                            =================  ================   =================
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest                                                        $        6,240,461         5,671,502           4,886,312
          Taxes on income                                                            531,654           558,866             523,255
     Transfers from loans to real estate acquired through foreclosure                134,098           154,608             309,697
     Transfers of mortgage-backed securities to available for sale                         -         3,864,506                   -
                                                                            =================  ================   =================

See accompanying notes to consolidated financial statements.

                                 27 (Continued)



                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                           December 31, 1996 and 1995


(1)    Summary of Significant Accounting Policies

       Description of Business

       Midwest Bancshares, Inc. (the Company or Parent Company) is a Delaware corporation operating as a savings and loan holding company. The Company owns all of the outstanding stock of Midwest Federal Savings and Loan Association of Eastern Iowa (the Association).

       The Association serves Des Moines, Lee, and Louisa Counties in southeastern Iowa through its four retail banking offices located in Burlington, Wapello, and Ft. Madison, Iowa. The Association is primarily engaged in attracting retail deposits from the general public and investing those funds in first mortgages on owner-occupied, single-family residential loans and mortgage-backed securities. Midwest Financial Products, Inc., a wholly owned subsidiary of the Association, is engaged in the marketing of financial products.

       Principles of Consolidation

       The consolidated financial statements include the accounts of Midwest
           Bancshares, Inc. and its wholly owned subsidiary, Midwest Federal Savings and Loan Association of Eastern Iowa and its subsidiary, Midwest Financial Products, Inc. All material intercompany accounts and transactions have been eliminated.

       The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

       Regulatory Capital

       The Association is required by the Office of Thrift Supervision (OTS) to maintain prescribed levels of regulatory capital. At December 31, 1996, the Association met the requirements, and management anticipates meeting the requirements at December 31, 1997 (see note
           12).

       Cash and Cash Equivalents

       For purposes of reporting cash flows, the Company includes cash and due from other financial institutions and interest-bearing deposits with original maturities of three months or less in cash and cash equivalents. Amounts of interest-bearing deposits included as cash equivalents at December 31, 1996 and 1995, were $3,126,659 and $1,861,290, respectively.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


(1)    Summary of Significant Accounting Policies, Continued

       Earnings Per Share

       Earnings per share - primary is computed using the 353,814, 376,297, and 412,940 weighted-average common shares outstanding at December 31, 1996, 1995, and 1994, respectively, and giving effect to additional shares assumed to be issued in relation to the Company's stock options. Such additional shares are assumed to be issued after acquisition of shares at the average price per share for the period under the treasury stock method with the assumed proceeds from exercise of outstanding stock options and were 20,967, 19,695, and 17,057 for the years ended December 31, 1996, 1995, and 1994, respectively.

       Earnings per share - fully diluted is computed in a similar manner but using the ending price per share for the period. Such additional shares were 21,937, 21,716, and 17,679 for the years ended December 31, 1996, 1995, and 1994, respectively.

       Securities

       The Company's method of classifying debt securities is based on the intended holding period. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the asset-liability position are classified as available for sale. Securities which the Company intends to hold to maturity are classified as held to maturity. In December 1995, the Company reclassified certain mortgage-backed securities to available for sale as permitted by the issuance of a special report entitled "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt Securities."

       Securities available for sale are recorded at fair value. The aggregate unrealized gains or losses, net of the effect of taxes on income are recorded as a component of stockholders' equity. Securities held to maturity are recorded at cost, adjusted for amortization of premiums and accretion of discounts.

       Securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premium or accretion of discount, over the term of the security using the interest method. Original issue discounts on short-term securities are accreted as accrued interest receivable over the lives of such securities.

       Mortgage-backed securities for which the Company has the positive intent and ability to hold to maturity are reported at amortized cost. Premiums and discounts are amortized and accreted using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Actual prepayment experience is periodically reviewed, and the amortization and accretion is adjusted accordingly. In 1996, certain mortgage-backed securities with remaining principal balances of less than 15 percent of original purchase amounts were sold (see note 2).

       Gain or loss on sale is recognized in the statement of operations using the specific identification method.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Allowances for Losses on Loans and Real Estate

       The allowance for losses on loans is increased by charges to operations and decreased by net charge-off and is maintained at an amount considered adequate to provide for such losses. The allowance for losses on loans is based on management's periodic evaluation of the loan portfolio and reflects an amount that, in management's opinion, is adequate to absorb losses in the existing portfolio. In evaluating the portfolio, management takes into consideration numerous factors, including current economic conditions, prior loan loss experience, the composition of the loan portfolio, and management's estimate of anticipated credit losses.

       Realestate acquired is carried at the lower of cost or fair value less estimated costs of disposition. When a property is acquired through foreclosure or a loan is considered impaired, any excess of the loan balance over fair value of the property plus disposition costs is charged to the allowance for losses on loans. When circumstances indicate additional loss on the property, a direct charge to the provision for losses on real estate is made, and the real estate is recorded net of such provision.

       Accrued interest receivable in arrears which management believes is doubtful of collection (generally when a loan becomes 90 days delinquent) is charged to income. Subsequent interest income is not recognized on such loans until collected or until determined by management to be collectible.

       Under the Company's credit policies, all nonaccrual and restructured loans are considered to meet the definition of impaired loans. Loan impairment is measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate except, where more practical, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

       Unearned Loan Fees and Discounts

       Loanorigination and commitment fees charged to borrowers and certain direct costs related to originations are deferred and amortized into interest income using the interest method. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

       Premiums and discounts on loans are amortized primarily over the expected remaining life of the related loans using the interest method.

       Concentrations of Credit Risk

       The Association grants residential and commercial real estate loans and other consumer and commercial loans, primarily in its central Iowa market area. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Financial Instruments with Off Balance Sheet Risk

       In the normal course of business to meet the financing needs of its customers, the Company is a party to financial instruments with off balance sheet risk, which include commitments to extend credit. The Company's exposure to credit loss in the event of nonperformance by the other party to the commitments to extend credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on balance sheet instruments.

       Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements (see note 3). The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the counterparty.

       Office Property and Equipment

       Office property and equipment are recorded at cost, and depreciation is provided primarily using the straight-line basis over the estimated useful lives of the related assets, which range from 25 to 50 years for office buildings and from 5 to 15 years for furniture, fixtures, and equipment.

       Maintenance and repairs are charged against income. Betterments are capitalized and subsequently depreciated. The cost and accumulated depreciation of properties retired or otherwise disposed of are eliminated from the asset and accumulated depreciation accounts. Related profit or loss from such transactions is credited or charged to income.

       Taxes on Income

       The Company files a consolidated federal income tax return. Federal income taxes are allocated based on taxable income or loss included in the consolidated return. For state tax purposes, the Association files a franchise tax return. The Parent Company and the Association's subsidiary file corporate income tax returns.

       Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Fair Value of Financial Instruments

       The Company discloses the estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

           Cash and Cash Equivalents

           The carrying amount is a reasonable estimate of fair value.

           Securities Available for Sale and Held to Maturity

           The fair value of securities is estimated based on bid prices published in financial newspapers, bid quotations received from securities dealers, or quoted market prices of similar instruments, adjusted for differences between the quoted instruments and the instruments being valued.

           Loans

           Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as real estate, consumer, and commercial.

           The fair value of single family residential loans is calculated by obtaining quoted market prices of similar loans that are sold in conjunction with securitization transactions.

           The fair value of all other loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's historical experience, with repayments for each loan classification, modified, as required, by an estimate of the effect of current economic and lending conditions. The effect of nonperforming loans is considered in assessing the credit risk inherent in the fair value estimate.

           Federal Home Loan Bank Stock

           The fair value of Federal Home Loan Bank (FHLB) stock is equivalent to its carrying value, because it is redeemable at par value.

           Deposits

           The fair value of deposits with no stated maturity, such as passbook; money market; noninterest-bearing checking; and checking accounts, is estimated to be the amount payable on demand. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. The fair value estimates do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
              Notes to Consolidated Financial Statements, Continued


(1)    Summary of Significant Accounting Policies, Continued

       Fair Value of Financial Instruments, Continued

            Advances from FHLB

           The fair value of advances from the FHLB is calculated by discounting the scheduled payments through maturity. The discount rate is estimated using the rates currently offered for similar instruments.

            Limitations

           Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

       Effect of New Financial Accounting Standards

       SFAS125, "Accounting for Transfers and Servicing of Financial Assets and
           Extinguishments of Liabilities," will be effective for the Association for transactions occurring after December 31, 1996, and provides standards for accounting recognition or derecognition of assets and liabilities. The Association expects to adopt SFAS 125 when required, and management believes adoption will not have a material effect on the financial position and results of operations, nor will adoption require additional capital resources.

       Reclassifications

       Certain amounts previously reported have been reclassified to conform with the presentation in these financial statements. These reclassifications did not affect previously reported net income or retained earnings.

(2)    Debt and Equity Securities

       Debtand equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 1996 and 1995, follow.

       Available for sale securities:

                                                                             1996
                                               -----------------------------------------------------------------
                                                                     Gross          Gross        Estimated
                                                   Amortized       unrealized    unrealized         fair
                 Description                         cost            gains         losses          values
Government National Mortgage Association
   (GNMA) mortgage-backed securities           $      8,644,039       351,477             -        8,995,516
Marketable equity securities                            570,750       138,750             -          709,500
U.S. agency obligations:
   Due from five to ten years                         2,000,000            -          23,474       1,976,526
   Due after ten years                               12,485,705            -         383,279      12,102,426
                                                   ------------     ---------      ---------     -----------
                                               $     23,700,494       490,227        406,753      23,783,968
                                                   ============     =========      =========     ===========


                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


(2)    Debt and Equity Securities, Continued

                                                                                   1995
                                                  ------------------------------------------------------------------------
                                                                             Gross            Gross         Estimated
                                                       Amortized          unrealized       unrealized          fair
                        Description                       cost               gains           losses           values
           GNMA mortgage-backed securities        $      8,679,804          538,118               -           9,217,922
           U.S. agency obligations                      10,488,164           21,072           15,664         10,493,572
                                                       -----------        ---------         --------        -----------
                                                  $     19,167,968          559,190           15,664         19,711,494
                                                       ===========        =========         ========        ===========

       Proceeds from the sale of mortgage-backed securities amounted to $550,239, resulting in gains of $29,213 during the year ended
           December 31, 1996. Proceeds from the sale of marketable equity securities amounted to $285,433, resulting in gains of $75,816 during the year ended December 31, 1995. There were no sales of securities available for sale during the year ended December 31, 1994.

       Securities held to maturity:

                                                                                     1996
                                                     ---------------------------------------------------------------------
                                                                            Gross            Gross          Estimated
                                                         Amortized       unrealized       unrealized           fair
                         Description                       cost             gains           losses            value

         Mortgage-backed securities:
              Federal Home Loan Mortgage
                Corporation (FHLMC)                  $     10,291,636        22,634        147,131           10,167,139
              Federal National Mortgage
                Association (FNMA)                          8,502,102       103,710          2,910            8,602,902
              Resolution Trust Corporation (RTC)              561,121         1,018             -               562,139
         U.S. agency obligations -
              Due from one to five years                    2,455,733            -          24,243            2,431,490
                                                         ------------     ---------       --------          -----------
                                                     $     21,810,592       127,362        174,284           21,763,670
                                                         ============     =========       ========          ===========


                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(2)    Debt and Equity Securities, Continued

                                                                                       1995
                                                       ---------------------------------------------------------------------
                                                                                Gross           Gross          Estimated
                                                            Amortized        unrealized      unrealized          fair
                          Description                         cost              gains          losses            value
         Mortgage-backed securities:
           FHLMC                                       $      14,194,358         34,440         142,301          14,086,497
           FNMA                                                7,575,948        122,603          62,384           7,636,167
           RTC                                                   680,107             -            9,300             670,807
         U.S. government and agency obligations                9,058,469          6,562          33,156           9,031,875
                                                           -------------      ---------       ---------       -------------
                                                       $      31,508,882        163,605         247,141          31,425,346
                                                           =============      =========       =========       =============

       Proceeds from the sale of residual amounts of mortgage-backed securities with remaining principal balances of less than 15 percent of original purchase amounts totaled $780,407, resulting in gains of $15,950 during the year ended December 31, 1996. There were no sales of securities held to maturity during the years ended December 31, 1995 and 1994.

       At December 31, 1996 and 1995, mortgage-backed securities were comprised of fixed rate securities of $3,959,416 and $2,570,201, respectively; adjustable rate securities of $5,950,700 and $7,709,336, respectively; fixed rate seven-year balloon securities of $2,689,272 and $3,058,616, respectively; and fixed rate five-year balloon securities of $6,755,471 and $9,112,260, respectively.

(3)    Loans Receivable

       Loans receivable at December 31, 1996 and 1995, are summarized as follows:

                                                       1996         1995
                                                       ----         ----

Real estate loans:
     One- to four-family                       $      63,208,484    61,838,710
     Commercial/multi-family                          10,363,426     7,819,929
     Construction                                        827,676     1,151,650
                                                   ------------- -------------
         Total real estate loans                      74,399,586    70,810,289

Consumer and other loans                               8,932,386     6,457,168
                                                   ------------- -------------
                                                      83,331,972    77,267,457
                                                   ------------- -------------
Less:
     Loans in process                                  1,273,281     2,347,445
     Unearned discounts and deferred loan fees           147,279       209,098
     Allowance for losses on loans                       686,000       676,000
                                                   ------------- -------------
                                                       2,106,560     3,232,543
                                                   ------------- -------------
                                               $      81,225,412    74,034,914
                                                   ============= =============

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(3)    Loans Receivable, Continued

       The Company originates residential and commercial real estate loans and other consumer and commercial loans, primarily in its Iowa market area and adjacent counties in Illinois. In addition, the Company purchases residential loans located in other states. At December 31, 1996, the geographic location of the Company's loan portfolio was as follows: local market area, 85.7 percent; Wisconsin, 6.7 percent; California, 6.0 percent; and other states, 1.6 percent. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.

       At December 31, 1996 and 1995, loans 90 days or more delinquent totaled approximately $1,120,000 and $51,000, respectively. At December 31, 1996, the Association had outstanding commitments to originate loans totaling $350,050, which included fixed rate commitments of $209,650 at 8.60 percent weighted-average interest rate and commitments to purchase loans totaling $767,000. The Association also had unused lines of credit totaling $193,000 at a variable rate of Prime rate plus one percent.

       Loans and leases on nonaccrual status and considered impaired amounted to $1,120,000 and $51,000 at December 31, 1996 and 1995, respectively.
           The allowance for loan and lease losses related to these nonaccrual loans were $156,000 and $5,000, respectively. There were no nonaccrual loans that were not subject to related allowances for loan and lease losses at December 31, 1996 and 1995. The average balances of nonaccrual loans for the years ended December 31, 1996, 1995, and 1994 were $429,000; $113,000; and $352,000, respectively. For the years ended December 31, 1996, 1995, and 1994, interest income which would have been recorded under the original terms of the loans was approximately $103,000; $5,000; and $14,000, respectively, and interest income actually recorded amounted to approximately $56,000; $2,000; and $9,000, respectively.

       Loancustomers of the Association include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 1996 and 1995, amounted to $692,411 and $597,084, respectively. During the year ended December 31, 1996, new loans totaled $490,000 and repayments totaled $394,673.

(4)    Allowance for Losses on Loans

       A summary of the allowance for losses on loans for the three years ended December 31, 1996, follows:

                                     1996             1995              1994
                                     ----             ----              ----

Balance at beginning of year   $      676,000          650,000          652,000
Provision for losses on loans          47,972           48,000           41,733
Charge-offs                           (37,972)         (22,000)         (45,255)
Recoveries                                 -                -             1,522
                                   ----------       ----------       ----------
Balance at end of year         $      686,000          676,000          650,000
                                   ==========       ==========       ==========

(5)    Real Estate Owned and in Judgment

       Real estate owned and in judgment is comprised of real estate acquired through foreclosure.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(6)    Office Property and Equipment

       The cost and accumulated depreciation of office property and equipment at December 31, 1996 and 1995, were as follows:

                                               1996                1995
                                               ----                ----
Land                                    $         312,320              312,320
Office buildings                                2,403,081            2,403,081
Furniture, fixtures, and equipment              1,041,421              841,178
Vehicles                                           41,905               38,342
                                            -------------       --------------
                                                3,798,727            3,594,921
Less accumulated depreciation                   1,351,744            1,280,107
                                            -------------       --------------
                                        $       2,446,983            2,314,814
                                            =============       ==============

(7)    Accrued Interest Receivable

       Accrued interest receivable at December 31, 1996 and 1995, is summarized as follows:

                                                1996                1995
                                                ----                ----
 Loans receivable                        $         622,247              482,946
 Securities available for sale                     243,601              109,875
 Securities held to maturity                       141,699              281,691
                                             -------------       --------------
                                         $       1,007,547              874,512
                                             =============       ==============

(8)    Deposits

       Deposits at December 31, 1996 and 1995, are summarized as follows:

                                              1996                1995
                                              ----                ----
       Passbook                        $        8,608,433           8,886,900
       Noninterest checking                       398,933             351,219
       Money market investments                13,590,014          13,281,639
       Regular checking                         6,738,035           7,841,840
       Certificates of deposit                 72,582,350          70,972,839
                                           --------------      --------------
                                       $      101,917,765         101,334,437
                                           ==============      ==============

       At December 31, 1996, the scheduled maturities of certificates of deposit were as follows:

1997                            $      45,760,751
1998                                   14,685,534
1999                                   11,151,939
2000                                      374,465
2001 and thereafter                       609,661
                                    -------------
                                $      72,582,350

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


(8)    Deposits, Continued

       Interest expense on deposits for the three years ended December 31, 1996, is summarized as follows:

                                   1996            1995           1994
                                   ----            ----           ----
Passbook                     $        244,988        272,603        239,892
Money market and checking             618,377        637,198        649,248
Certificates of deposit             3,863,272      3,826,353      3,251,924
                                 ------------   ------------   ------------
                             $      4,726,637      4,736,154      4,141,064
                                 ============   ============   ============

       The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $3,202,000 and $1,984,000 at December 31, 1996 and 1995, respectively.

       At December 31, 1996, three GNMA mortgage-backed securities with carrying amounts of $792,546 were pledged as collateral for deposits of approximately $586,000.

(9)    Advances from FHLB

       A summary at December 31, 1996 and 1995, follows:

                                                                 1996                                 1995
                                                   ----------------------------------   ---------------------------------
                                                                        Weighted-                           Weighted-
                                                                         average                             average
                                                         Amount            rate              Amount            rate
        Advance maturity (A):
             Within 1 year                         $       1,000,000        5.49%       $       4,000,000       6.82%
             Beyond 1 year but within 5 years             21,000,000        5.91               14,000,000       5.87
             Beyond 5 years                                2,000,000        5.62                2,000,000       5.62
                                                       -------------                        -------------
                                                          24,000,000        5.87               20,000,000       6.04
        Line of credit with FHLB (B)                              -      Variable                 500,000    Variable
                                                       -------------     ========           -------------    ========
                                                   $      24,000,000                    $      20,500,000
                                                       =============                        =============

       (A) Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 150 percent of outstanding advances.

       (B) Line of credit with the FHLB with a limit of $3,000,000 matured in December of 1996. The Bank may renew the agreement at any time. The line has an interest rate which fluctuates daily. During 1996, the interest rate ranged from 5.13 percent to 7.10 percent and at December 31, 1996, was 6.35 percent. The line is collateralized as described in (A) above.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued



(10)   Taxes on Income

       Effective in 1996, the Association is no longer allowed the special bad debt deduction based on 8 percent of taxable income. The Association may, alternatively, utilize an experience method which is based on actual net charge-offs, similar to the method allowed for small commercial banking entities.

       Taxes on income for the three years ended December 31, 1996, were comprised as follows:

                                              1996                                           1995
                         -----------------------------------------------  --------------------------------------------
                              Federal       State           Total              Federal       State          Total
            Current      $      306,347      43,307         349,654              585,018      88,434         673,452
            Deferred             22,000       2,000          24,000                6,000       1,000           7,000
                             ----------    --------       ---------           ----------    --------       ---------
                         $      328,347      45,307         373,654              591,018      89,434         680,452
                             ==========    ========       =========           ==========    ========       =========

                                                               1994
                                      --------------------------------------------------------
                                            Federal         State               Total

                         Current      $      431,500          66,900            498,400
                         Deferred             40,000           7,000             47,000
                                          ----------       ---------       ------------
                                      $      471,500          73,900            545,400
                                          ==========       =========       ============

       Taxes on income differ from the amounts computed by applying the federal income tax rate of 34 percent to earnings before taxes on income for the following reasons:

                                           1996          1995        1994
                                           ----          ----        ----
     Computed "expected" tax expense $      341,126       690,300     549,157
     State income tax                        29,903        59,026      48,774
     Bad debt deduction                          -        (55,919)    (44,234)
     Other                                    2,625       (12,955)     (8,297)
                                         ----------    ----------  ----------
                                     $      373,654       680,452     545,400
                                         ==========    ==========  ==========

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

              Notes to Consolidated Financial Statements, Continued


(10)   Taxes on Income, Continued

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1996 and 1995, are presented below:

                                                                  1996              1995
                                                                  ----              ----
Deferred tax assets:
     Allowance for loan losses for
              financial reporting purposes                   $      256,000           253,000
          Accrued expenses not deducted                              73,000            76,000
                                                                 ----------        ----------
              Total gross deferred tax assets                       329,000           329,000
                                                                 ----------        ----------

     Deferred tax liabilities:
          Unrealized gains on securities available for sale          31,000           203,000
          Office property and equipment                             148,000           124,000
          FHLB stock                                                101,000           101,000
                                                                 ----------        ----------
              Total gross deferred tax liabilities                  280,000           428,000
                                                                 ----------        ----------
              Net deferred tax asset (liability)             $       49,000           (99,000)
                                                                 ==========        ==========

       There was no valuation allowance for deferred tax assets during the three years ended December 31, 1996.

(11)   Employee Benefit Plans

       Pension Plan

       The Company is a participant in the Financial Institutions Retirement
           Fund (FIRF), and substantially all of its officers and employees are covered by the plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 1996, the date of the latest actuarial valuation, the book and market values of the fund assets exceeded the value of vested benefits in the aggregate. In accordance with FIRF's instructions, there were no pension contributions in 1996, 1995, and 1994 because the plan was fully funded.

       Employee Stock Ownership Plan

       All employees meeting the age and service requirements are eligible to participate in an Employee Stock Ownership Plan (ESOP) established in September 1992. Contributions made by the Association to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100 percent vested after five years of service. ESOP expense was $53,938; $39,058; and $50,600 for the years ended December 31, 1996, 1995, and 1994, respectively.

       At December 31, 1996, the fair value of the 12,000 unearned shares was approximately $325,500.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(11)   Employee Benefit Plans, Continued

       Employment Agreements

       The Association has entered into employment agreements, which expire in November 1998, with two of its executive officers. The agreements provide, among other things, for payment to the officers of up to 299 percent of the respective officer's then current annual compensation in the event there is a change of control of the Association where employment terminates involuntarily in connection with such change of control or within twelve months thereafter.

       Stock Options

       The Company's stock option plan permits the board of directors to grant options to purchase up to 45,500 shares of the Company's $.01 par value common stock. The options may be granted to directors and officers of the Company. The price at which options may be exercised cannot be less than the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and maximum exercise periods, as established by the board of directors. Changes in options outstanding and exercisable during 1996, 1995, and 1994 were as follows:

                               Exercisable     Outstanding      Option price
                                 options         options          per share

         December 31, 1993          15,925          34,125         $   10.00
         Vested                      4,550              -              10.00
                                  --------        --------
         December 31, 1994          20,475          34,125             10.00
         Vested                      4,550              -              10.00
                                  --------        --------
         December 31, 1995          25,025          34,125             10.00
         Vested                      4,550              -              10.00
                                  --------        --------
         December 31, 1996          29,575          34,125             10.00
                                  ========        ========

       Recognition and Retention Plan

       The Association has a recognition and retention plan (RRP) for certain executive officers. The Association contributed funds to the RRP, which acquired approximately 3 percent of shares of the common stock of the Parent Company. The employees will become fully vested in the shares of stock during 1997. RRP expense for the years ended December 31, 1996, 1995, and 1994 was $9,725; $16,995; and $30,285,
           respectively.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(12)   Stockholders' Equity

       Stock Conversion

       At the time of the conversion from a mutual to a stock savings and loan association, the Association established a liquidation account in an amount equal to the regulatory capital as of December 31, 1991, to grant priority to eligible account holders in the event of future liquidation. In the event of such liquidation, eligible account holders who continue to maintain their deposit accounts shall be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased as the balance of eligible account holders is reduced subsequent to the conversion, based on an annual determination of such balances.

       Regulatory Capital Requirements

       The Financial Institution Reform, Recovery, and Enforcement Act of 1989
           (FIRREA), and the capital regulations of the OTS promulgated thereunder, require institutions to have a minimum regulatory tangible capital equal to 1.5 percent of total assets; a minimum 3 percent core capital ratio; and, after December 31, 1992, a minimum 8 percent risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Association met the regulatory capital requirements at December 31, 1996 and 1995.

       The Federal Deposit Insurance Corporation Improvement Act of 1991
           (FIDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Association, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5 percent, a tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent. FIDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Association met the regulatory capital requirements at December 31, 1996 and 1995.

       The Association's actual and required capital amounts and ratios as of December 31, 1996, were as follows:

                                                      For capital               To be well capitalized
                                                                           adequacy               under prompt corrective
                                             Actual                                action provisions           purposes
                                       Amount        Percent          Amount        Percent         Amount         Percent
Tangible capital                 $      8,702,000          6.%1        2,037,000         1.%0         n/a             n/a
                                                                          $
Tier I leverage (core) capital          8,702,000          6.41        4,074,000         3.00  $     6,790,000          5.%0
Risk-based capital                      9,388,000         15.89        4,725,000         8.00        5,906,000         10.00
Tier I risk-based capital               8,702,000         14.73         n/a            n/a           3,544,000          6.00
                                    ============== ==========      ==============  ========      ==============  =========


       At December 31, 1996 and 1995, the Association had federal income tax bad debt reserves of approximately $2,781,000 and $2,724,000, respectively, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Association's retained earnings at December 31, 1996 and 1995, were substantially restricted because of the effect of these tax bad debt reserves.

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
              Notes to Consolidated Financial Statements, Continued

 (12)  Stockholders' Equity, Continued
       Regulatory Capital Requirements, Continued

       Dividend Restrictions

       Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Association. Under the regulations, a savings institution, such as the Association, that will meet the fully phased-in capital requirements (as defined by the OTS regulations) subsequent to a capital distribution is generally permitted to make such capital distribution without OTS approval, subject to certain limitations and restrictions as described in the regulations. A savings institution with total capital in excess of current minimum capital requirements but not in excess of the fully phased-in requirements is permitted by the regulations to make, without OTS approval, capital distributions of between 25 and 75 percent of its net earnings for the previous four quarters less dividends already paid for such period. A savings institution that fails to meet current minimum capital requirements is prohibited from making any capital distributions without prior approval from the OTS.
(13)   Federal Deposit Insurance Corporation (FDIC) Special Assessment

       On September 30, 1996, the United States Congress passed, and the President signed, legislation that imposed a one-time assessment of
           65.7 basis points on deposits insured by the Savings Association Insurance Fund (SAIF). Substantially all of the deposits of the Association are SAIF-insured. The Association incurred a one-time pre-tax expense of $670,861 that is recorded in the Association's statement of operations for the year ended December 31, 1996. In the future, it is expected the FDIC premium for all SAIF-insured deposits will be reduced to the now-effective Bank Insurance Fund rate of $.04 per $100 of insured deposits, thus reducing FDIC insurance expense for the Association.
(14)   Fair Value of Financial Instruments

       The estimated fair values of the Company's financial instruments at December 31, 1996 and 1995, were as follows:

                                                             1996                                         1995
                                      ----------------------------------------------------------------------------------------
                                               Carrying                 Fair               Carrying                Fair
                                                amount                 value                amount                value
Financial assets:
      Cash and cash equivalents       $             3,998,163             3,998,163             2,305,111            2,305,111
      Securities available for sale                23,783,968            23,783,968            19,711,494           19,711,494
      Securities  held to maturity                 21,810,592            21,763,670             9,058,469            9,031,875
      Loans receivable                             81,225,412            81,869,104            74,034,914           75,177,848
      FHLB stock                                    1,959,700             1,959,700            31,508,882           31,425,346
      Accrued interest receivable                   1,007,547             1,007,547               874,512              874,512
Financial liabilities:
      Deposits                                    101,917,765           101,825,024           101,334,437          101,619,371
      Advances from FHLB                           24,000,000            23,716,947            20,500,000           20,591,083
      Accrued interest payable                         73,743                73,743                71,507               71,507
                                         =====================   ===================  ====================  ===================


                                               Notional              Unrealized            Notional             Unrealized
                                                amount              gain (loss)             amount             gain (loss)
Off balance sheet liabilities:
      Commitments to extend credit    $               543,050                     -               740,250                    -
      Commitments to purchase loans                   767,000                     -                     -                    -
                                         =====================   ===================  ====================  ===================

                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(15)   Midwest Bancshares, Inc. (Parent Company Only) Financial Information

                            Condensed Balance Sheets

                           December 31, 1996 and 1995

                                                                                      1996                1995
                                                                                      ----                ----
     Cash and cash equivalents                                                  $        204,431           247,148
     Securities available for sale                                                       709,500                -
     Loans receivable and related accrued interest                                       121,881           182,974
     Investment in subsidiary                                                          8,667,843         9,515,720
                                                                                    ------------      ------------
              Total assets                                                      $      9,703,655         9,945,842
                                                                                    ============      ============
     Dividends payable                                                          $         52,407            47,948
     Income taxes payable (deferred and current)                                          51,000             1,956
     Stockholders' equity:
          Common stock                                                                     4,550             4,550
          Additional paid-in capital                                                   4,037,058         4,037,058
          Retained earnings                                                            7,836,808         7,403,062
          Treasury stock                                                              (2,210,642)       (1,699,533)
          ESOP                                                                          (120,000)         (180,000)
          Recognition and retention plan                                                 -                  (9,725)
          Unrealized gain on securities available for sale, net                           52,474           340,526
                                                                                    ------------      ------------
              Total stockholders' equity                                               9,600,248         9,895,938
                                                                                    ------------      ------------
              Total liabilities and stockholders' equity                        $      9,703,655         9,945,842
                                                                                    ============      ============


                        Condensed Statement of Operations

                  Years ended December 31, 1996, 1995, and 1994

                                                                         1996              1995              1994
                                                                         ----              ----              ----
     Gain on sale of marketable equity securities                  $           -              75,816               -
     Interest income                                                       16,366             24,082               -
     Noninterest income                                                     7,925                550            2,872
     Income - equity in undistributed earnings of subsidiary              657,200          1,337,988        1,123,356
     Noninterest expenses                                                 (70,469)           (84,908)         (93,377)
                                                                       -----------       -----------      -----------
              Net earnings before income
                   tax (benefit) expense                                  611,022          1,353,528        1,032,851
     Income tax (benefit) expense                                         (18,636)             3,685          (36,916)
                                                                       -----------       -----------      -----------
                   Net earnings                                    $      629,658          1,349,843        1,069,767
                                                                       ==========        ===========      ===========


                    MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(15) Midwest Bancshares, Inc. (Parent Company Only) Financial Information, Continued

                       Condensed Statements of Cash Flows

                  Years ended December 31, 1996, 1995, and 1994

                                                                     1996              1995             1994
                                                                     ----              ----             ----
     Operating activities:
          Net earnings                                         $      629,658         1,349,843        1,069,767
          Equity in undistributed earnings of subsidiary             (657,200)       (1,337,988)      (1,123,356)
          Decrease (increase) in accrued interest receivable            1,093            (2,974)              -
          Gain on sale of investments                                      -            (75,816)              -
          (Decrease) increase in income tax payable                    (2,956)            1,244              712
                                                                   -----------       ----------       ----------
                   Net cash used in operating activities              (29,405)          (65,691)         (52,877)
                                                                   -----------       ----------       ----------
     Investing activities:
          Proceeds from sale of securities                           -                  285,433               -
          Purchase of securities available for sale                  (570,750)               -          (209,617)
          Decrease (increase) in loans receivable                      60,000            50,000         (230,000)
                                                                   ----------        ----------       ----------
                   Net cash (used in)
                       provided by investing activities              (510,750)          335,433         (439,617)
                                                                   -----------       ----------       ----------
     Financing activities:
          Dividends from subsidiary                                 1,200,000         1,050,000        1,050,000
          Treasury stock acquired                                    (511,109)         (893,045)        (399,322)
          Dividends paid                                             (191,453)         (185,520)        (199,296)
                                                                   -----------       ----------       ----------
                   Net cash provided by (used in)
                       financing activities                           497,438           (28,565)         451,382
                                                                   ----------        ----------       ----------
                   Net (decrease) increase in cash
                       and cash equivalents                           (42,717)          241,177          (41,112)
     Cash and cash equivalents at beginning of year                   247,148             5,971           47,083
                                                                   ----------        ----------       ----------
     Cash and cash equivalents at end of year                  $      204,431           247,148            5,971
                                                                   ==========        ==========       ==========

(16)   Contingencies

       The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

(17)   Sale of Deposits

       On December 15, 1995, the Association sold the deposits of its Keokuk branch to a local bank. The sale resulted in the Association paying $7,279,871 to the bank and recognizing a gain of $493,345.

                            MIDWEST BANCSHARES, INC.
                             STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., on April 28th, 1997, at the main offices of the Company located at 3225 Division Street, Burlington, Iowa.

MARKET INFORMATION

      The Association converted from mutual to stock form effective November 10, 1992. The Company's stock is traded on the Nasdaq Small Cap Market tier of the Nasdaq Stock Market under the symbol "MWBI." As of December 31, 1996, the Company had approximately 310 stockholders of record and 349,379 outstanding shares of Common Stock.

      The table below shows the range of high and low bid prices for the Common Stock as well as information regarding the Company's payment of dividends. The bid prices do not necessarily represent actual transactions and do not include retail markups, markdowns or commissions. Beginning with the first quarter of 1993, the Company has paid quarterly cash dividends to stockholders and intends to continue paying quarterly dividends, dependent on the future earnings and financial condition of the Company as well as other relevant factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Midwest Federal Savings and Loan Association of Eastern Iowa, which are subject to regulation and the Association's continued compliance with all regulatory capital requirements. The Company is also subject to the requirements of Delaware law, which generally limits dividends to an amount in excess of a corporation's net assets over paid-in capital, or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.
                                     Bid
                      ---------------------------------          Dividends Per
 Quarter Ended           High                   Low              Share Declared
 -------------        -------------       -------------          --------------
      3/31/95            $22-1/2              $19-1/2               $0.12
      6/30/95             22-1/4               22                    0.12
      9/30/95             25-1/2               22                    0.13
     12/31/95             25-3/4               25-1/2                0.13
      3/31/96             26                   25-3/4                0.13
      6/30/96             26                   25-3/4                0.13
      9/30/96             25                   24-3/4                0.15
     12/31/96             26-1/2               25-1/2                0.15

TRANSFER AGENT                STOCKHOLDER AND GENERAL INQUIRIES

First Bankers Trust Company   William D. Hassel         Robert D. Maschmann
1201 Broadway                 Midwest Bancshares, Inc.  Midwest Bancshares, Inc.
Quincy, Illinois 62301        3225 Division Street      3225 Division Street
(217) 228-8000                Burlington, Iowa 52601    Burlington, Iowa 52601
                              (319) 754-6526            (319) 754-6526

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended December 31, 1996, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained without charge by contacting:

                          Thomas A. Jacobs
                          Midwest Bancshares, Inc.
                          3225 Division Street
                          Burlington, Iowa 52601
                          (319) 754-6526

                            MIDWEST BANCSHARES, INC.
                              CORPORATE INFORMATION

CORPORATE OFFICE

         3225 Division Street                                         WEB SITE ADDRESS
         Burlington, Iowa 52601                                                http:\\www.mwbi.com
         (319) 754-6526                                               E-MAIL ADDRESS
                                                                               midwestl@interl.net

BOARD OF DIRECTORS

         Midwest Bancshares, Inc. and
         Midwest Federal Savings and Loan Association of Eastern Iowa

Henry L. Hirsch                                              Edward C. Whitham, Jr.
         Chairman of the Board, Midwest Federal                       Owner, Financial Management Accounting
         Savings and Loan Association of Eastern
         Iowa and Partner, Hirsch, Adams, Krekel,            James E. Witte
         Putnam & Cahill                                              Supervisor, Komick Construction

                                                             Robert D. Maschmann
William D. Hassel                                                     Executive Vice President, Treasurer and
         President  and Chief Executive Officer,                      Chief Financial Officer, Midwest Federal
         Midwest Federal Savings and Loan                             Savings and Loan Association of Eastern
         Association of Eastern Iowa                                  Iowa

James R. Walker                                              Yuh-Fen (Boni) Lin
         Shareholder, Walker & Egerton, P. C,                         Clinical Dietician, Burlington
         Accountants                                                  Medical Center


MIDWEST BANCSHARES, INC.  OFFICERS

Henry L. Hirsch                                              Robert D. Maschmann,
         Chairman of the Board                                        Executive Vice President, Treasurer
                                                                      and Chief Financial Officer
William D. Hassel
         President and Chief Executive Officer               Thomas A. Jacobs
                                                                      Vice President and Corporate
                                                                      Secretary


INDEPENDENT AUDITORS                     CORPORATE COUNSEL                        SPECIAL COUNSEL

KPMG Peat Marwick LLP                    Hirsch, Adams, Krekel, Putnam &          Silver, Freedman & Taff, L.L.P.
2500 Ruan Center                         Cahill                                   1100 New York Avenue, N. W.
Des Moines, Iowa 50309                   101 Jefferson Street                     Washington, D.C. 20005
                                         2nd Floor
                                         Burlington, Iowa 52601

                                       41

                                [MIDWEST] LOGO]




                 HOLDING COMPANY FOR MIDWEST FEDERAL SAVINGS AND
                        LOAN ASSOCIATION OF EASTERN IOWA

                              3225 DIVISION STREET
                             BURLINGTON, IOWA 52601