Form 10-K, Exhibit 13
period 1997-12-31
MIDWEST BANCSHARES INC /DE/
filed 1998-03-30
CIK 890980

                                  Exhibit 13

                                 Annual Report




1997 ANNUAL REPORT





                                                      MIDWEST BANCSHARES, INC.

----------------------------------
TABLE OF CONTENTS
----------------------------------








         Message to Stockholders.............................................1
         Selected Consolidated Financial and Other Data......................2
         Management's Discussion and Analysis of Financial
           Condition and Results of Operations...............................4
         Independent Auditors' Report.......................................17
         Consolidated Financial Statements..................................18
         Stockholder Information............................................43
         Corporate Information..............................................44

                                March 20, 1998



Dear Fellow Stockholder:

         We are pleased to present the Annual Report of Midwest Bancshares, Inc. for the 1997 fiscal year. For the fiscal year ended December 31, 1997, our Company recorded net earnings of $1.26 million, or $1.14 per share on a diluted basis. This represents a return on assets of 0.87% and a return on equity of 12.56%. Stockholders' equity grew to $10.7 million, or 7.23% of total assets as of December 31, 1997.

         Two events stand out as highlights of 1997. On November 18, 1997, we completed a 3-for-1 stock split effected in the form of a dividend. The stock split had a significant effect on the market price of our stock, reflected by the increase in price from a low bid in the first quarter of 1997 of $8.75 (adjusted for the split) to a high bid of $18.37 at the end of 1997. The second major event was the opening of our in-store branch in the Wal-Mart Supercenter in West Burlington, Iowa. We view the Wal-Mart branch as a supplement to our marketing focus by bringing our banking products to where our customers shop for groceries and other goods.

         We want to thank you, our stockholders, for your support. We also want to thank our employees and our customers for their support and loyalty to the Company without whom we could not have achieved the excellent results of 1997. We are looking forward to a profitable 1998, and we remind you to visit our Web Site address (shown on page 44) and drop us an E-mail if you have a question or need some information. Technology is changing the way we do banking, but there will always be a need for innovative, efficient and courteous customer service.
We are ready for the challenge.

                                       Sincerely yours,




                                       William D. Hassel
                                       President and Chief Executive Officer




                                       Robert D. Maschmann
                                       Executive Vice President and
                                        Chief Financial Officer

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA



                                                                                December 31,
                                                      -------------------------------------------------------------
                                                           1997         1996        1995        1994        1993
                                                         --------     --------    --------    --------     --------
                                                                               (In Thousands)
Selected Financial Condition Data:
Total assets........................................     $147,724     $136,425    $132,964    $131,260     $130,815
Cash and cash equivalents...........................        2,524        3,998       2,305       3,473        2,486
Securities available for sale.......................       27,935       23,784      19,711       6,139        7,467
Securities held to maturity.........................       19,840       21,811      31,509      45,892       50,434
Loans receivable, net...............................       91,276       81,225      74,035      70,344       65,214
Deposits............................................      105,278      101,918     101,334     106,894      106,723
Total borrowings....................................       30,500       24,000      20,500      14,000       14,279
Stockholders' equity................................       10,675        9,600       9,896       9,283        8,663


                                                                                December 31,
                                                      -------------------------------------------------------------
                                                           1997        1996         1995        1994        1993
                                                         --------     --------    --------    --------     --------
                                                                               (In Thousands)
Selected Operations Data:
Total interest income...............................      $10,750      $10,163      $9,573      $8,840       $8,874
Total interest expense..............................        6,720        6,243       5,713       4,864        5,196
                                                          -------      -------      ------      ------       ------
   Net interest income..............................        4,030        3,920       3,860       3,976        3,678
Provision for loan losses...........................           48           48          48          42           59
                                                          -------      -------      ------      ------       ------
   Net interest income after                                3,982        3,872       3,812       3,934        3,619
    provision for loan losses.......................
Fees and service charges............................          282          179         171         162          133
Gain on sale of deposits............................          ---          ---         493         ---          ---
Gain on sales of securities and office property and           220           45          76         ---           14
 equipment..........................................
Other non-interest income...........................           51          125         107          73          191
Non-interest expense................................        2,581        3,217       2,629       2,554        2,506
                                                          -------      -------      ------      ------       ------
  Income before taxes on income.....................        1,954        1,004       2,030       1,615        1,451
Taxes on income.....................................          689          374         680         545          509
Cumulative effect of accounting change..............          ---          ---         ---         ---          170
                                                          -------      -------      ------      ------       ------
Net earnings........................................      $ 1,265      $   630      $1,350      $1,070       $1,112
                                                          =======      =======      ======      ======       ======
Earnings per share(1):
  Basic.............................................       $1.225       $0.593      $1.196      $0.864       $0.833
                                                          =======      =======      ======      ======       ======
  Diluted...........................................        1.142        0.560       1.136       0.829        0.803
                                                          =======      =======      ======      ======       ======
Cash dividends per common share(1)..................       $0.220       $0.187      $0.167      $0.160       $0.133
                                                          =======      =======      ======      ======       ======

(1) Reflects the 3-for-1 stock split effected in the form of a 200% stock dividend in November 1997.

                                                                                December 31,
                                                         ----------------------------------------------------------
                                                           1997        1996         1995        1994         1993
                                                         --------    --------     --------    --------     --------


Selected Financial Ratios and Other Data:

Performance Ratios:

Return on assets (ratio of net earnings to
 average total assets)............................         0.87%        0.46%(1)     1.02%        0.81%        0.86%
Interest rate spread information:
  Average during period...........................         2.63         2.68         2.74         2.89         2.69
  End of period...................................         2.62         2.63         2.70         2.96         2.75
Net interest margin(2)............................         2.89         2.94         2.99         3.11         2.92
Return on stockholders' equity (ratio of net
 income to average equity)........................        12.56         6.59(1)     14.73        11.96        13.15
Average interest-earning assets to average
 interest-bearing liabilities.....................       105.43       105.68       105.83       105.89       105.50
Ratio of operating expense to average
 total assets.....................................         1.78         2.34(1)      1.98         1.94         1.99
Efficiency ratio(3)...............................        56.92        76.23(1)     63.11        61.26        63.56

Asset Quality Ratios:

Non-performing assets(4) to  total assets at
 end of year......................................         0.73         0.83         0.06         0.35         0.43
Allowance for loan losses to non-performing
 loans(5) at end of year..........................        73.86        61.25     1,325.49       396.34       118.98
Allowance for loan losses to total loans, excl.
mortgage-backed securities at end of year.........         0.61         0.82         0.87         0.90         0.97

Capital Ratios:

Stockholders' equity to total assets
 (end of year)....................................         7.23         7.04         7.44         7.07         6.62
Average stockholders' equity to average
 total assets.....................................         6.95         6.93         6.89         6.79         6.53
Dividend payout ratio (dividends per share
 divided by net earnings per share)...............        17.89        33.33(1)     14.75        19.35        16.60

Number of full-service offices....................            5            4            4            5            5

--------------
(1) Excluding the SAIF assessment, the Company's return on assets, return on stockholders' equity, ratio of operating expenses to average total assets, efficiency ratio and dividend payment ratio for the year ended December 31, 1996 would have been 0.76%, 11.02%, 1.85%, 60.34% and
     20.07%, respectively.
(2)  Net interest income divided by average interest-earning assets.
(3) Operating expense divided by total operating income; excluding gain on the sale of deposits for 1995.
(4) Includes loans that are 90 days or more delinquent, as well as real estate owned.
(5)  Includes loans that are 90 days or more delinquent.

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

Forward-Looking Statements

         When used in this Annual Report or in filings by the Company with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The Company does not undertake, and specifically disclaims any obligations, to revise any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Year 2000 Compliance

         As the year 2000 approaches, a critical business issue has emerged regarding how existing application software programs and operating systems can accommodate the date value "2000." Many existing application software products were designed to only accommodate a two digit date position which represents the year (e.g., the number "95" is stored on the system and represents the year 1995). As a result, the year 1999 (i.e., "99") is the maximum date value many systems will be able to accurately process. Management has formed a year 2000 working group to address potential problems posed by this development to assure that the Company is prepared for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to address the year 2000 issues. However, if modifications and conversions to deal with year 2000 issues are not completed on a timely basis or are not fully effective, the year 2000 problem may have a significant effect on the operations of the Company. All costs associated with year 2000 modifications and conversions will be expensed as incurred.

Financial Condition


         Total assets increased by $11.3 million to $147.7 million at December 31, 1997 compared to $136.4 million at December 31, 1996. Total loans receivable increased $10.1 million to $91.3 million at December 31, 1997 from $81.2 million at December 31, 1996. During 1997, the Association originated $21.9 million in loans while loan repayments totaled $15.8 million. This compares with $19.5 million in originations and $15.5 in repayments in fiscal 1996. Of the loans originated in 1997 and 1996, $3.1 million and $4.1 million, respectively, represented refinancings of existing loans. Loan originations were up due to favorable lending rates and generally good economic conditions for borrowers during 1997. The Company also purchased $7.0 million in loans in 1997 compared with $6.3 million in 1996.

         Investment securities held to maturity decreased to $19.8 million at December 31, 1997 from $21.8 million at December 31, 1996, due to the investment of a portion of the repayments on such securities in securities available for sale, mortgage loans and loan purchases during the year. Securities available for sale increased to $27.9 million at December 31, 1997 from $23.8 million at December 31, 1996, due to purchases of securities available for sale.

         Total deposits increased from $101.9 million at December 31, 1996 to $105.3 million at December 31, 1997. Advances from the FHLB increased from $24.0 million at December 31, 1996 to $30.5 million at December 31, 1997, due to new advances of $8.5 million (net of $2.0 million of repayments). The Company used $394,000 of liquid assets to repurchase 3.5% of the Company's common stock in 1997.

         The Company's ratio of non-performing assets to total assets decreased to 0.73% at December 31, 1997 from 0.83% at December 31, 1996. Total non-performing assets decreased $48,000. The majority of non-performing assets consist of one multi-family property with three related participation loans. One of the loans is now real estate owned with a carrying value of $315,000. The other two loans totaling $399,000 are currently in foreclosure.

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

Comparison of Years Ended December 31, 1997 and 1996

         General. The Company had net earnings of $1,265,000 in 1997 compared to $630,000 in 1996, an increase of approximately $635,000. The increase in net earnings was primarily due to: (i) reduced operating expenses as a result of the $671,000 FDIC special assessment in the quarter ended September 30, 1996, and subsequent reduction in FDIC insurance premiums; (ii) increased net interest income, due to earning asset growth; and (iii) increased non-interest income, primarily due to pre-tax gain of $220,000 on the sale of securities for 1997 compared to $45,000 for 1996, and increased fee income due to a revised fee structure, partially offset by a $50,000 reduction in the $59,000 pre-tax gain distribution from the Company's data processor reported in 1996, which totaled $9,000 in 1997.

         Excluding the unusual or non-recurring items from net earnings, such as the $671,000 FDIC special assessment, the gains on sales of securities, and the distributions from the Company's data processor, "core" net earnings would have been approximately $1,112,000 in 1997, compared to $986,000 in 1996.

         Net Interest Income. Net interest income increase by $110,000 to $4,030,000 in 1997 from $3,920,000 in 1996. The increase in net interest income was primarily the result of the Association's growth in earning assets as the net interest margin actually decreased from 2.94% in 1996 to 2.89% in 1997. For the year ended December 31, 1997, the Company's average interest rate spread decreased five basis points from 2.68% in 1996 to 2.63% in 1997.

         During fiscal 1997, average interest-earning assets increased by approximately $6.8 million over the 1996 average balances. The increase in average interest-assets was primarily due to an increase in loans receivable as the Association successfully deployed cash flow into lending. The average yield on interest-earning assets increased by six basis points during 1997 compared to 1996. The increase in average yield was primarily due to loan originations and purchases at rates which are generally higher than investment securities.

         During fiscal 1997, average interest-bearing liabilities increased by approximately $6.7 million, primarily due to an increase of $3.5 million in average deposits and an increase of $3.2 million in average borrowings from the FHLB. The average rate paid on interest-bearing liabilities increased eleven basis points compared to 1996. The increase in average rate paid was primarily due to time deposits repricing to higher rates offered in response to marketplace competition and due to increased FHLB advances. The Company increased its borrowing from the FHLB to fund asset growth, at rates which were generally higher than the overall cost of deposits.

         Provision for Losses on Loans. The provision for losses on loans remained constant at $48,000 for both 1997 and 1996. The amount of provision was a result of the determination by management to maintain the allowance for losses on loans at an adequate level to absorb potential loan losses. At December 31, 1997 and 1996, the Company's allowance for losses on loans totaled $568,000 and $686,000, respectively, or 0.61% and 0.82% of total loans, excluding mortgage-backed securities, and 73.86% and 61.25% of total non-performing loans, respectively. The decline in the former ratio was impacted by charge-offs in 1997, primarily a result of foreclosure of one multi-family property, resulting in a charge-off of $158,000. This property, now in real estate owned, with a carrying value of $315,000 combined with two related multi-family participation loans totaling $399,000, also in foreclosure, makes up the majority of the nonperforming assets. The Company had net charge-offs of $166,000 and $38,000 for the years ended December 31, 1997 and 1996, respectively.

         Non-interest Income. Total non-interest income increased by $205,000 for 1997 compared to 1996. The increase was primarily due to an increase of $175,000 in gains on the sales of securities and due to an increase of $103,000 in fees and service charges, primarily as a result of a new fee schedule implemented in September 1996. These increases were partially offset by a $50,000 decrease in the amount recognized as gain from the sale of the Association's share of their data processing cooperative.

         Non-interest Expenses. Total non-interest expenses decreased by $636,000 for 1997 compared to 1996. The decrease was primarily due to the Deposit Insurance Funds Act of 1996 passed on September 30, 1996. The legislation resulted in a one-time pre-tax charge of approximately $671,000 in 1996, representing a special assessment of 65.7 basis points on the Association's deposits held as of March 31, 1995 to recapitalize the SAIF insurance fund. As a result of the special assessment, the SAIF is fully funded. Therefore, the Company's ongoing FDIC premiums were reduced, resulting in a $183,000 decrease in premiums in 1997 as compared to 1996. Partially offsetting these decreases were increases of $104,000 in compensation and benefits expense, $16,000 in office property and equipment, and $99,000 in other non-interest expenses. These increases in expenses are, in part, due to start-up costs of the Company's new branch office in the Wal-Mart Supercenter located in West Burlington, Iowa, which opened for business in December of 1997.

        Taxes on Income. Taxes on income increased $315,000 for 1997 compared to 1996, primarily due to increased taxable income, partially offset by the effect of investing in tax-exempt municipal bonds for the first time in 1997, resulting in approximately $16,000 of tax benefit for 1997.

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

        Provision for Losses on Loans. The provision for losses on loans remained constant at $48,000 for both 1996 and 1995. The amount of the provision was a result of the determination by management to maintain the allowance for losses on loans at an adequate level to absorb potential loan losses. At December 31, 1996 and 1995, the Company's allowance for losses on loans totaled $686,000 and $676,000, respectively, or 0.82% and 0.87% of total loans, excluding mortgage-backed securities, and 61.25% and 1,325.49% of total nonperforming loans, respectively. The decline in the latter ratio was impacted by a $1.1 million increase in non-performing loans, primarily due to three multi-family participation loans totaling $874,000 which were more than 90 days past due as of December 31, 1996. All three loans are in foreclosure, however the foreclosure has been delayed as one of the borrowers has filed bankruptcy. It is unknown how long the foreclosure process will be delayed, however the Association believes there is adequate collateral in the properties to minimize the losses on disposition. The Association had net charge-offs of $38,000 and $22,000 for the years ended December 31, 1996 and 1995, respectively.

        Non-interest Income. Total non-interest income decreased by $499,000 for 1996 compared to 1995. The decrease was primarily due to a non -recurring gain of $493,000 in 1995, resulting from the sale of $7.7 million of deposits from the Association's Keokuk, Iowa branch in December 1995, with no comparable gain in 1996. Also contributing to the decrease was a $31,000 decrease in the amount of gains recognized on the sale of securities and a $14,000 decrease in the amount recognized as gain from the sale of the Association's share of their data processing cooperative, partially offset by an increase of $22,000 in commissions on the sale of alternative financial products (a result of increased sales of annuities and credit life and disability insurance), and an increase of $11,000 in fee income (as a result of a new fee schedule implemented in September 1996).

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

        The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. All average balances are daily average balances and include the balances of non-accruing loans. The yields and costs for the periods indicated include fees which are considered adjustments to yields.

                                                                          Year Ended December 31,
                                          ----------------------------------------------------------------------------------------
                                                                           1997                                1996
                                                         ---------------------------------   -------------------------------------
                                          Yield/Rate at   Average       Interest               Average       Interest
                                           December 31,  Outstanding     Earned/    Yield/   Outstanding      Earned/       Yield/
                                              1997         Balance        Paid       Rate      Balance         Paid          Rate
                                          -------------  -----------    --------    ------   -----------     --------       ------
                                                                           (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable...................          8.13%      $ 87,358     $   7,075       8.10%    $ 79,219       $ 6,444         8.13%
 Mortgage-backed securities.........          7.18         27,612         1,951       7.07       30,841         2,162         7.01
 Investment securities(1)...........          6.88         21,372         1,528       7.15       19,654         1,351         6.87
 Deposits in other banks............          4.59          1,562            75       4.82        1,401            69         4.90
 Other interest-earning  assets.....          7.00          1,960           137       7.00        1,960           137         7.00
                                              ----       --------     ---------       ----     --------       -------         ----
   Total interest-earning assets....          7.70        139,864        10,766       7.70      133,075        10,163         7.64
                                              ----       --------     ---------       ----     --------       -------         ----

Interest-Bearing Liabilities:
  Savings deposits, money market
    deposit and NOW accounts........          2.80         30,162           870       2.88    $  29,562       $   864         2.92
  Time deposits.....................          5.65         74,042         4,169       5.63       71,104         3,863         5.43
                                              ----       --------     ---------       ----     --------       -------         ----
    Total deposits..................          4.83        104,204         5,039       4.84      100,666         4,727         4.70
                                                                                                                              ----
  FHLB advances and other borrowings          5.86         28,451         1,681       5.91       25,256         1,516         6.00
                                              ----       --------     ---------       ----     --------       -------         ----
    Total interest-bearing
     liabilities....................          5.08       $132,655      $  6,720       5.07     $125,922         6,243         4.96
                                              ----       --------     ---------       ----     --------       -------         ----

Net interest income; interest rate
  spread............................          2.62%                    $  4,046       2.63%                    $3,920         2.68%
                                             ====                      ========       ====                     ======         ====
Net earning assets/net interest
  margin(2).........................                      $ 7,209                     2.89%      $7,153                       2.94%
                                                          =======                     ====       ======                       ====
Average interest-earning assets to
  average interest-bearing
  liabilities.......................                        105.4%                                105.7%
                                                            =====                                 =====

                         [RESTUBBED FROM TABLE ABOVE]

                                                    Year Ended December 31,
                                            ---------------------------------------
                                                           1995
                                            ---------------------------------------
                                               Average      Interest
                                             Outstanding     Earned/         Yield/
                                               Balance        Paid            Rate
                                             -----------    ---------        ------
                                                       (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable...................          $  71,784       $5,799          8.08%
 Mortgage-backed securities.........             33,981        2,366          6.96
 Investment securities(1)...........             18,307        1,107          6.05
 Deposits in other banks............              2,923          162          5.57
 Other interest-earning  assets.....              1,921          139          7.25
                                              ---------       ------         ----
   Total interest-earning assets....            128,916        9,573          7.43
                                              ---------       ------         ----

Interest-Bearing Liabilities:
  Savings deposits, money market
    deposit and NOW accounts........          $  31,597      $   910          2.88
  Time deposits.....................             73,621        3,826          5.20
                                              ---------       ------         ----
    Total deposits..................            105,218        4,736          4.50

  FHLB advances and other borrowings             16,596          977          5.89
                                              ---------       ------          ----
    Total interest-bearing
     liabilities....................           $121,814        5,713          4.69
                                              ---------       ------          ----

Net interest income; interest rate
  spread............................                          $3,860          2.74%
                                                              ======          ====

Net earning assets/net interest
  margin(2).........................          $   7,102                       2.99%
                                              =========                       ====
Average interest-earning assets to
  average interest-bearing
  liabilities.......................              105.8%
                                                  =====

------------
(1) Interest income and yield/rate on tax-exempt securities are presented on a tax-equivalent basis utilizing a federal tax rate of 34%, resulting in additional earnings of $16,000 for 1997 and none for 1996 or 1995.
(2) Net interest margin is net interest income divided by average interest-earning assets.

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

                                                                                 Year Ended December 31,
                                                         --------------------------------------------------------------------
                                                                   1997 vs. 1996                      1996 vs. 1995
                                                         ---------------------------------   --------------------------------
                                                               Increase                             Increase
                                                              (Decrease)                           (Decrease)
                                                                Due to            Total              Due to            Total
                                                         ---------------------   Increase     -------------------     Increase
                                                          Volume        Rate    (Decrease)     Volume      Rate     (Decrease)
                                                         --------     --------  ----------    --------   --------   ----------
Interest-Earning Assets:
 Loans receivable ...................................      $ 659       $ (28)      $ 631       $ 604       $  41       $ 645
 Mortgage-backed securities .........................       (228)         17        (211)       (220)         16        (204)
 Investment securities ..............................        121          56         177          85         159         244
 Deposits in other banks ............................          8          (2)          6         (76)        (17)        (93)
 Other interest-earning assets ......................         --          --          --           3          (5)         (2)
                                                           -----       -----       -----       -----       -----       -----

   Total interest-earning assets ....................        560          43         603         396         194         590
                                                           -----       -----       -----       -----       -----       -----

Interest-Bearing Liabilities:
 Savings deposits, money market deposit .............         17         (11)          6         (59)         13         (46)
  and NOW accounts
 Time deposits ......................................        163         143         306        (113)        150          37
                                                           -----       -----       -----       -----       -----       -----
   Total deposits ...................................        180         132         312        (172)        163          (9)
 FHLB advances and other borrowings .................        188         (23)        165         520          19         539
                                                           -----       -----       -----       -----       -----       -----
   Total interest-bearing liabilities ...............        368         109         477         348         182         530
                                                           -----       -----       -----       -----       -----       -----
Net change in net interest income ...................      $ 192       $ (66)      $ 126       $  48       $  12       $  60
                                                           =====       =====       =====       =====       =====       =====

Asset/Liability Management

         The Association, like other thrift institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets, a portion of which consists of long-term, fixed-rate loans and securities. As a continuing part of its strategy, the Association considers methods of managing this asset/liability mismatch, consistent with maintaining acceptable levels of net interest income.

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

         The following table sets forth the repricing periods of the Association's interest-earning assets and interest-bearing liabilities at December 31, 1997 and the Association's interest rate sensitivity "gap" percentages at the dates indicated. The interest rate sensitivity gap is defined as the amount by which assets repricing within the respective periods exceed liabilities repricing within such periods. One- to four-family fixed-rate mortgage loans and mortgage-backed securities are assumed to prepay at annual rates ranging from 7% to 24% per year, depending on the stated interest rate. Adjustable-rate mortgage loans are assumed to prepay at a rate of 8% to 9% per year, depending on the property type and index rate the loan is priced on. All other loans are assumed to prepay at a rate of 8.0%. Securities with call features are assumed to be extended to maturity and not called, which is unlikely over the life of the security. However, it presents a worst case scenario for gap analysis. Passbook accounts are assumed to be withdrawn at annual rates of 17.0%, 17.0%, 17.0%, 16.0% and 14.0%, respectively, during the periods shown. Money market deposit accounts are assumed to reprice immediately in the first period. Finally, transaction accounts are assumed to decay at annual rates of 37.0%, 37.0%, 32.0%, 17.0% and 17.0%, respectively, in each of the periods shown. All prepayment and liability repricing assumptions are the most recent supplied by the FHLB of Des Moines, Iowa, based on a model for the quarter ended December 31, 1997.

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

         The following table sets forth the interest rate sensitivity of the Association's assets and liabilities (excluding non-performing assets) and certain associated weighted average yields and costs at December 31, 1997 on the basis of the factors and assumptions set forth above.

                                                                           Maturing or Repricing
                                                          -------------------------------------------------
                                                              0-3 Months                  4-12 Months
                                                          -----------------------    ----------------------
                                                             Amount        Rate         Amount       Rate
                                                          ------------   --------    -----------   --------
                                                                        (Dollars in Thousands)
Fixed-rate one- to four-family (including
  mortgage-backed securities), commercial/multi-
  family real estate  and construction loans......          $ 3,594        7.01%      $   9,898       7.26%

Adjustable-rate one- to four-family (including
  mortgage-backed securities), commercial/multi-
  family real estate and construction loans.......            8,623        7.79          18,124       7.97

Consumer and other loans..........................              965        8.35           2,793       8.35

Investment securities and other...................            3,048        6.29           2,456       5.44
                                                            -------       -----       ---------      -----
     Total interest-earning assets................           16,230        7.37          33,271       7.60
                                                            -------       -----       ---------      -----

Savings deposits, money market deposit and NOW
  accounts, excluding non-interest bearing
  checking accounts...............................           15,310        3.61           2,852       1.70
Time deposits.....................................           16,991        5.47          29,381       5.44
                                                            -------       -----       ---------      -----
  Total interest-bearing deposits.................           32,301        4.59          32,233       5.11
FHLB advances.....................................            3,500        5.79          11,000       5.45
                                                            -------       -----       ---------      -----
     Total interest-bearing liabilities...........           35,801        4.71          43,233       5.20
                                                            -------       -----       ---------      -----

Interest-earning assets less interest-bearing
  liabilities.....................................         $(19,571)                   $ (9,962)
                                                           =========                   ========

Cumulative interest rate sensitivity gap..........         $(19,571)                   $(29,533)
                                                           =========                   ========
Cumulative interest rate sensitivity gap as a
 percentage of totalassets at December 31, 1997..             (13.2)%                     (20.0)%
                                                              =====                       =====

Cumulative interest rate sensitivity gap as a
 percentage of total assets at December 31, 1996..             (9.2)%                     (10.9)%
                                                               ====                       =====
Cumulative interest rate sensitivity gap as a
 percentage of total assets at December 31, 1995..              7.1%                        1.9%
                                                                 ===                        ===
Cumulative interest rate sensitivity gap as a
 percentage of total assets at December 31, 1994..              (.5)%                      9.1%
                                                                ===                        ===
Cumulative interest rate sensitivity gap as a
 percentage of total assets at December 31, 1993..              4.0%                      1.8%
                                                               ===                        ===

                         [RESTUBBED FROM TABLE ABOVE]

                                                                                Maturing or Repricing
                                                               -----------------------------------------------------
                                                               Over 1-3        Over 3-5          Over
                                                                 Years           Years          5 Years        Total
                                                               --------         -------        -------      --------
                                                                Amount          Amount          Amount        Amount
                                                               --------         -------        -------      --------
                                                                                (Dollars in Thousands)
Fixed-rate one- to four-family (including
  mortgage-backed securities), commercial/multi-
  family real estate  and construction loans......             $ 16,080         $ 7,510        $12,544      $ 49,626

Adjustable-rate one- to four-family (including
  mortgage-backed securities), commercial/multi-
  family real estate and construction loans.......               13,545           4,776          7,569        52,637

Consumer and other loans..........................                5,267           2,963          2,292        14,280

Investment securities and other...................                1,222           2,233         15,572        24,531
                                                               --------         -------        -------      --------
     Total interest-earning assets................               36,114          17,482         37,977       141,074
                                                               --------         -------        -------      --------

Savings deposits, money market deposit and NOW
  accounts, excluding non-interest bearing
  checking accounts...............................                5,903           2,487          3,369        29,921
Time deposits.....................................               27,046             772            518        74,708
                                                               --------         -------        -------      --------
  Total interest-bearing deposits.................               32,949           3,259          3,887       104,629
FHLB advances.....................................               10,000           4,000          2,000        30,500
                                                               --------         -------        -------      --------
     Total interest-bearing liabilities...........               42,949           7,259          5,887       135,129
                                                               --------         -------        -------      --------

Interest-earning assets less interest-bearing
  liabilities.....................................            $  (6,835)       $ 10,223        $32,090        $5,945
                                                              =========        ========        =======        ======

Cumulative interest rate sensitivity gap..........            $ (36,368)       $(26,145)       $ 5,945
                                                              =========        ========        =======
Cumulative interest rate sensitivity gap as a
 percentage of totalassets at December 31, 1997..                 (24.6)%         (17.7)%          4.0%
                                                                  =====           =====            ===

Cumulative interest rate sensitivity gap as a percentage of total assets at December 31, 1996..

Cumulative interest rate sensitivity gap as a percentage of total assets at December 31, 1995..

Cumulative interest rate sensitivity gap as a percentage of total assets at December 31, 1994..

Cumulative interest rate sensitivity gap as a percentage of total assets at December 31, 1993..


         The shift in the Association's one-year gap from a negative 10.9% at December 31, 1996 to a negative 20.0% at December 31, 1997 was primarily due to the increase in the amount of FHLB advances maturing or repricing in one year or less to $14.5 million in 1997 from $1.0 million in 1996.

         Office of Thrift Supervision ("OTS") regulations currently provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Beginning July 1, 1994, thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Any savings association with less than $300 million in assets and a total capital ratio in excess of 12%, such as Midwest Federal, is exempt from this requirement unless the OTS determines otherwise. At December 31, 1997, 2.0% of the present value of the Association's assets was approximately $3.0 million, which was less than $3.4 million, the amount of the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, the Association would have been required to make a $0.2 million deduction from total capital in calculating its risk-based capital requirement, had the requirement been applicable to the Association.

         The Board of Directors dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. Presented below, as of December 31, 1997, is an analysis of the Association's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points. Assumptions used in calculating the amounts in this table are OTS assumptions.

       Change In                        Net Portfolio Value
     Interest Rate      ---------------------------------------------------
     (Basis Points)       $ Amount            $ Change           % Change
     --------------     ------------        ------------       ------------
                                        (Dollars in Thousands)

        +400               $5,994            $(7,791)              (57)%
        +300                8,226             (5,559)               (40)
        +200               10,354             (3,431)               (25)
        +100               12,249             (1,536)               (11)
           0               13,785                 ---                ---
        -100               14,799               1,013                  7
        -200               15,458               1,673                 12
        -300               16,227               2,442                 18
        -400               17,512               3,727                 27


         Management's policy involves structuring the Company's assets and liabilities to accept modest exposure to interest rate risk. In the event of a 400 basis point change in interest rates, the Association would experience a 27% increase in NPV in a declining rate environment and a 57% decrease in a rising rate environment. During periods of rising rates, the value of monetary assets and monetary liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement due to embedded options in loan contracts and callable securities).

         Certain shortcomings are inherent in the methods of analysis presented in the "gap" and NPV tables presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain investment securities with call option features are not adequately modeled by the gap table or the OTS model. Further, in the event of a change in interest rates, prepayments and early withdrawal levels would likely deviate significantly from those assumed in calculating the tables. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. As a result, the actual effect of changing interest rates may differ from that presented in the foregoing tables.

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

         Federal regulations require the Association to maintain a minimum level of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar quarter. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and corporate securities and other obligations generally having remaining maturities of less than five years. The Association has historically maintained its liquidity ratio at levels in excess of those required. For December 1997, the Association's liquidity ratio was 8.1%, compared to 9.8% for December 1996. The decrease in the Association's liquidity ratio was the result, in part, of the investment of cash flow into assets which have terms to maturity or balloon payments longer than five years, in accordance with the Association's asset/liability management policy based on the current interest rate environment. It is management's intent to continue its efforts to deploy excess liquidity into mortgage and other loans and participations; however, the success of such efforts is dependent upon the availability of favorable lending opportunities.

         During fiscal 1997, the primary source of cash from operating activities was net income, and the net cash provided by operating activities was $1.3 million.

         The primary investing activities of the Company are lending and purchasing loans, mortgage-backed securities and investment securities. Loan originations, net of principal repayments, used $3.5 million during the year ended December 31, 1997. Loan purchases used $7.0 million during the year ended December 31, 1997. There were $3.5 million mortgage-backed securities purchased, while mortgage-backed securities principal repayments totaled $6.5 million. Purchases of investment securities of $14.7 million were partially offset by maturities of $9.5 million during the year ended December 31, 1997. If general interest rates decline, the Company would expect to experience an increase in prepayments, particularly in its investment securities with call option features, adjustable-rate mortgage loans and adjustable-rate mortgage-backed securities. The increased funds from this source could not necessarily be re-invested at yields and on terms which would allow the Company to maintain the net interest margins the Company has experienced during recent periods.

         The primary financing activity of the Company is deposits. For the year ended December 31, 1997 deposits grew by $3.4 million. The Company also utilizes advances from the FHLB, and increased such advances by $6.5 million in 1997.

         Liquidity management is both a daily and long-term responsibility of management. The Company adjusts its investments in liquid assets based upon management's assessment of (i) expected loan demand, (ii) the projected amount of loans and mortgage-backed securities held for sale by the Company, (iii) expected deposit flows, (iv) yields available on interest-bearing deposits, and (v) the objective of its asset/liability management program. Excess liquidity is invested generally in interest-bearing overnight deposits and other short-term government and agency obligations. If the Company requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB.

         The Company anticipates that it will have sufficient funds available to meet current loan commitments. At December 31, 1997 the Company had outstanding commitments to extend credit and purchase loans which amounted to $2.6 million and no commitments to sell loans or participations in loans. See
Note 3 of the Notes to Consolidated Financial Statements.

         Certificates of deposit scheduled to mature in one year or less at December 31, 1997 totaled approximately $46.4 million. Based on the level of retention of such deposits in the recent past, management believes that a significant portion of such deposits will remain with the Company. At December 31, 1997, the Company had $30.5 million advances outstanding from the FHLB of Des Moines.

         At December 31, 1997, the Company's stockholders' equity totaled $10.7 million, or 7.23% of assets. During the past several years, the capital requirements applicable to all savings institutions, including the Association, have been substantially increased. At December 31, 1997, the Association was in compliance with all three of its regulatory capital requirements.

         At December 31, 1997, the Association had tangible and core capital of $9,414,000, or 6.42% of total adjusted assets which exceeded the regulatory requirements of 1.5% and 3.0%, respectively, by $7,215,000 and $5,015,000, respectively. The risk-based capital requirement is currently 8% of risk-weighted assets. As of December 31, 1997, the Association had risk-weighted assets of $67,364,000, a risk-based requirement of $5,389,000 and risk-based capital of $9,982,000, or $14.82%, which exceeds the requirement by $4,593,000.

                                            Tangible      Core     Risk-based
                                             Capital     Capital     Capital
                                             -------     -------     -------
                                                 (Dollars In Thousands)

Association's capital .................      $9,414      $9,414      $9,414
Additional capital - general allowances          --          --         568
                                             ------      ------      ------
Regulatory capital ....................       9,414       9,414       9,982
Minimum capital requirement ...........       2,199       4,399       5,389
                                             ------      ------      ------
Excess regulatory capital .............      $7,215      $5,015      $4,593
                                             ======      ======      ======

         The unrealized gain on investments available for sale, which is a component of stockholders' equity, is a result of the implementation of Statement No. 115 of the Financial Accounting Standards Board. At December 31, 1997, the unrealized gain of $373,000, up from $52,000 at December 31, 1996, consisted primarily of the net unrealized market gain, net of tax, on certain GNMA mortgage-backed securities, U.S. Agency securities, municipal bond securities and marketable equity securities which have been identified as available for sale by management.

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

Effect of New Accounting Standards

         SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was effective for the Company for the year beginning January 1, 1997, and did not have a material effect on the financial position and results of operations, nor did the adoption require additional capital resources.

         SFAS 128, "Earnings Per Share," was adopted by the Company effective December 31, 1997. This statement replaces the primary earnings per share
(EPS) disclosure with basic and diluted EPS disclosures to simplify the calculation and improve international comparability. The adoption of SFAS 128 did not have a material effect on the financial position and results of operations, nor did the adoption require additional capital resources.

         SFAS 130, "Reporting Comprehensive Income," will be effective for the Company for the year beginning January 1, 1998, and establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities.

                           MIDWEST BANCSHARES, INC.
                               AND SUBSIDIARIES

                       Consolidated Financial Statements

                          December 31, 1997 and 1996

                  (With Independent Auditors' Report Thereon)

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Midwest Bancshares, Inc.
Burlington, Iowa:

We have audited the accompanying consolidated balance sheets of Midwest Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Midwest Bancshares, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP
Des Moines, Iowa
January 9, 1998

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                          December 31, 1997 and 1996

                                                                                                1997                  1996
                                                                                                ----                  ----
                                                                Assets
Cash and cash equivalents                                                                  $   2,523,983           3,998,163
Securities available for sale (note 2)                                                        27,934,974          23,783,968
Securities held to maturity (estimated fair
     value of $20,055,364 and $21,763,670) (notes 2 and 7)                                    19,839,678          21,810,592
Loans receivable, net (notes 3, 4, and 9)                                                     91,276,434          81,225,412
Real estate acquired through foreclosure                                                         314,583              12,000
Federal Home Loan Bank (FHLB) stock, at cost                                                   1,959,700           1,959,700
Office property and equipment, net (note 5)                                                    2,560,749           2,446,983
Accrued interest receivable (note 6)                                                           1,203,471           1,007,547
Other assets                                                                                     110,869             180,908
                                                                                           -------------       -------------
                 Total assets                                                              $ 147,724,441         136,425,273
                                                                                           =============       =============
                                                 Liabilities and Stockholders' Equity
Liabilities:
     Deposits (note 7)                                                                     $ 105,278,292         101,917,765
     Advances from FHLB (note 8)                                                              30,500,000          24,000,000
     Advances from borrowers for taxes and insurance                                             387,881             378,435
     Accrued interest payable                                                                     80,175              73,743
     Accrued expenses and other liabilities                                                      802,632             455,082
                                                                                           -------------       -------------
                 Total liabilities                                                           137,048,980         126,825,025
                                                                                           -------------       -------------
Stockholders' equity:
     Serial preferred stock, $.01 par value;
          authorized 500,000 shares; none issued                                                    --                  --
     Common stock, $.01 par value; 2,000,000 shares authorized;
          1,020,762 shares issued and outstanding in 1997 and
             455,000 shares issued and outstanding in 1996                                        10,208               4,550
     Additional paid-in capital                                                                1,530,430           4,037,058
     Retained earnings, substantially restricted (notes 11 and 15)                             8,821,782           7,836,808
     Treasury stock, at cost; none in 1997 and 105,621 shares in 1996                               --            (2,210,642)
     Employee Stock Ownership Plan (ESOP) (note 10)                                              (60,000)           (120,000)
     Unrealized appreciation on securities available for sale, net of
          taxes on income of $222,000 in 1997 and $31,000 in 1996                                373,041              52,474
                                                                                           -------------       -------------
                 Total stockholders' equity                                                   10,675,461           9,600,248
     Contingencies (note 15)
                                                                                           -------------       -------------
                 Total liabilities and stockholders' equity                                $ 147,724,441         136,425,273
                                                                                           =============       =============

See accompanying notes to consolidated financial statements.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                 Years ended December 31, 1997, 1996, and 1995


                                                                           1997             1996             1995
                                                                           ----             ----             ----
Interest income:
     Loans receivable                                                  $ 7,074,649        6,444,056        5,798,577
     Securities available for sale                                       2,073,271        1,902,576          655,606
     Securities held to maturity                                         1,388,444        1,609,591        2,816,738
     Deposits in other financial institutions                               75,365           68,717          162,756
     Other interest-earning assets                                         138,271          137,496          139,452
                                                                       -----------      -----------      -----------
                                                                        10,750,000       10,162,436        9,573,129
                                                                       -----------      -----------      -----------
Interest expense:
     Deposits (note 7)                                                   5,039,036        4,726,637        4,736,154
     Advances from FHLB and other borrowings                             1,681,261        1,516,060          977,375
                                                                       -----------      -----------      -----------
                                                                         6,720,297        6,242,697        5,713,529
                                                                       -----------      -----------      -----------
          Net interest income                                            4,029,703        3,919,739        3,859,600
Provision for losses on loans (note 4)                                      48,000           47,972           48,000
                                                                       -----------      -----------      -----------
          Net interest income after provision for losses on loans        3,981,703        3,871,767        3,811,600
                                                                       -----------      -----------      -----------
Noninterest income:
     Fees and service charges                                              282,249          179,326          171,378
     Gain on sale of deposits (note 16)                                       --               --            493,345
     Gain on sale of securities available for sale (note 2)                220,223           29,213           75,816
     Gain on sale of mortgage-backed securities                               --             15,950             --
          held to maturity (note 2)
     Other                                                                  51,214          124,531          107,091
                                                                       -----------      -----------      -----------
                                                                           553,686          349,020          847,630
                                                                       -----------      -----------      -----------
Noninterest expenses:
     Compensation and benefits (note 10)                                 1,285,960        1,181,748        1,170,425
     Office property and equipment                                         364,804          349,156          337,615
     Deposit insurance premiums                                             53,687          236,989          238,777
     Deposit insurance special assessment (note 12)                           --            670,861             --
     Data processing                                                       164,087          164,939          169,201
     Other                                                                 712,937          613,782          712,917
                                                                       -----------      -----------      -----------
                                                                         2,581,475        3,217,475        2,628,935
                                                                       -----------      -----------      -----------
          Earnings before taxes on income                                1,953,914        1,003,312        2,030,295
Taxes on income (note 9)                                                   689,000          373,654          680,452
                                                                       -----------      -----------      -----------
          Net earnings                                                 $ 1,264,914          629,658        1,349,843
                                                                       ===========      ===========      ===========

Earnings per share - basic                                             $      1.23             0.59             1.20
                                                                       ===========      ===========      ===========

Earnings per share - diluted                                           $      1.14             0.56             1.14
                                                                       ===========      ===========      ===========


See accompanying notes to consolidated financial statements.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                Consolidated Statements of Stockholders' Equity
                 Years ended December 31, 1997, 1996, and 1995

                                                                      Additional
                                                    Common             paid-in          Retained         Treasury
                                                    stock              capital          earnings           stock
                                                    -----              -------          --------           -----

Balance at December 31, 1994                       $     4,550        4,037,058         6,237,510          (806,488)

Net earnings                                              --               --           1,349,843              --
Dividends declared ($.167 per share*)                     --               --            (184,291)             --
Treasury stock acquired                                   --               --                --            (893,045)
ESOP loan payment                                         --               --                --                --
Amortization of recognition
     and retention plan                                   --               --                --                --
Net change in unrealized appreciation
     on securities available for sale                     --               --                --                --
                                                   -----------      -----------       -----------       -----------
Balance at December 31, 1995                             4,550        4,037,058         7,403,062        (1,699,533)

Net earnings                                              --               --             629,658              --
Dividends declared ($.187 per share*)                     --               --            (195,912)             --
Treasury stock acquired                                   --               --                --            (511,109)
ESOP loan payment                                         --               --                --                --
Amortization of recognition
     and retention plan                                   --               --                --                --
Net change in unrealized appreciation
     on securities available for sale                     --               --                --                --
                                                   -----------      -----------       -----------       -----------
Balance at December 31, 1996                             4,550        4,037,058         7,836,808        (2,210,642)

Net earnings                                              --               --           1,264,914              --
Dividends declared ($.22 per share*)                      --               --            (225,624)             --
Treasury stock acquired                                   --               --                --            (393,659)
ESOP loan payment                                         --               --                --                --
Issuance of shares of common stock
     under the stock option plan (note 10)                  28           26,237           (54,316)           77,066
3-for-1 stock split effected in the
     form of a 200% stock dividend (note 11 )            5,630       (2,532,865)             --           2,527,235
Net change in unrealized appreciation
     on securities available for sale                     --               --                --                --
                                                   -----------      -----------       -----------       -----------
Balance at December 31, 1997                       $    10,208        1,530,430         8,821,782              --
                                                   ===========      ===========       ===========       ===========

                         [RESTUBBED FROM TABLE ABOVE]

                                                      Employee
                                                        Stock
                                                      Ownership       Recognition       Net unrealized
                                                        Plan              and            appreciation on
                                                     borrowing        retention        securities available
                                                     guarantee           plan                for sale         Total
                                                     ---------           ----                --------         -----

Balance at December 31, 1994                           (230,000)          (26,720)           66,955         9,282,865

Net earnings                                               --                --                --           1,349,843
Dividends declared ($.167 per share*)                      --                --                --            (184,291)
Treasury stock acquired                                    --                --                --            (893,045)
ESOP loan payment                                        50,000              --                --              50,000
Amortization of recognition
     and retention plan                                    --              16,995              --              16,995
Net change in unrealized appreciation
     on securities available for sale                      --                --             273,571           273,571
                                                    -----------       -----------       -----------       -----------
Balance at December 31, 1995                           (180,000)           (9,725)          340,526         9,895,938

Net earnings                                               --                --                --             629,658
Dividends declared ($.187 per share*)                      --                --                --            (195,912)
Treasury stock acquired                                    --                --                --            (511,109)
ESOP loan payment                                        60,000              --                --              60,000
Amortization of recognition
     and retention plan                                    --               9,725              --               9,725
Net change in unrealized appreciation
     on securities available for sale                      --                --            (288,052)         (288,052)
                                                    -----------       -----------       -----------       -----------
Balance at December 31, 1996                           (120,000)             --              52,474         9,600,248

Net earnings                                               --                --                --           1,264,914
Dividends declared ($.22 per share*)                       --                --                --            (225,624)
Treasury stock acquired                                    --                --                --            (393,659)
ESOP loan payment                                        60,000              --                --              60,000
Issuance of shares of common stock
     under the stock option plan (note 10)                 --                --                --              49,015
3-for-1 stock split effected in the
     form of a 200% stock dividend (note 11 )              --                --                --                --
Net change in unrealized appreciation
     on securities available for sale                      --                --             320,567           320,567
                                                    -----------       -----------       -----------       -----------
Balance at December 31, 1997                            (60,000)             --             373,041        10,675,461
                                                    ===========       ===========       ===========       ===========


* Reflects the 3-for-1 stock split effected in the form of a 200 percent dividend in November 1997.

See accompanying notes to consolidated financial statements.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                 Years ended December 31, 1997, 1996, and 1995


                                                                                     1997             1996             1995
                                                                                     ----             ----             ----
Cash flows from operating activities:
     Net earnings                                                               $  1,264,914          629,658        1,349,843
     Adjustments to reconcile net earnings to net
          cash provided by operating activities:
              Provision for losses on loans                                           48,000           47,972           48,000
              Proceeds from sale of loans originated for resale                         --               --            128,243
              Disbursements on loans originated for resale                              --               --            (95,143)
              Depreciation                                                           161,250          144,301          127,451
              Provision for deferred taxes                                            96,000           24,000            7,000
              Gain on sale of deposits                                                  --               --           (493,345)
              Gain on sale of securities available for sale                         (220,223)         (29,213)         (75,816)
              Gain on sale of securities held to maturity                               --            (15,950)            --
              Amortization of recognition and retention plan benefits                   --              9,725           16,995
              ESOP expense                                                            56,482           53,938           39,058
              Amortization of premiums and discounts                                 (25,496)          76,778          146,825
              FHLB stock dividend                                                       --               --            (38,700)
              Increase in accrued interest receivable                               (195,924)        (133,035)         (71,523)
              (Increase) decrease in other assets                                     (9,961)          90,050          (91,214)
              Increase in accrued interest payable                                     6,432            2,236           42,027
              Increase (decrease) in accrued expenses and other liabilities          160,229         (194,335)         169,567
                                                                                ------------     ------------     ------------
              Net cash provided by operating activities                            1,341,703          706,125        1,209,268
                                                                                ------------     ------------     ------------
Cash flows from investing activities:
     Purchase of securities                                                      (14,680,737)      (5,568,000)     (15,488,160)
     Proceeds from maturities of securities                                        9,490,000        7,543,478       11,000,000
     Proceeds from sale of securities available for sale                             798,473          550,239          285,433
     Proceeds from sale of securities held to maturity                                  --            780,407             --
     Loans purchased                                                              (6,955,215)      (5,555,413)      (4,002,260)
     Purchase of mortgage-backed securities                                       (3,484,096)      (4,051,131)            --
     Repayments of principal on mortgage-backed securities                         6,464,986        5,862,203        5,344,786
     (Increase) decrease in loans receivable                                      (3,505,057)      (1,800,202)         132,800
     Proceeds from sale of real estate owned, net                                     47,235          155,042          398,621
     Purchase of office property and equipment                                      (275,016)        (276,470)        (265,261)
                                                                                ------------     ------------     ------------
              Net cash used in investing activities                              (12,099,427)      (2,359,847)      (2,594,041)
                                                                                ------------     ------------     ------------
Cash flows from financing activities:
     Payment on sale of deposits, net                                                   --               --         (7,279,871)
     Increase in deposits                                                          3,360,527          583,328        2,148,772
     Proceeds from advances from FHLB                                              8,500,000        8,000,000        6,500,000
     Repayment of advances from FHLB                                              (2,000,000)      (4,500,000)            --
     Net increase (decrease) in advances from
          borrowers for taxes and insurance                                            9,446          (33,992)         (73,585)
     Treasury stock acquired                                                        (393,659)        (511,109)        (893,045)
     Stock options exercised                                                          24,015             --               --
     Payment of cash dividends                                                      (216,785)        (191,453)        (185,520)
                                                                                ------------     ------------     ------------
              Net cash provided by financing activities                            9,283,544        3,346,774          216,751
                                                                                ------------     ------------     ------------
              Net (decrease) increase in cash and cash equivalents                (1,474,180)       1,693,052       (1,168,022)
Cash and cash equivalents at beginning of year                                     3,998,163        2,305,111        3,473,133
                                                                                ------------     ------------     ------------
Cash and cash equivalents at end of year                                        $  2,523,983        3,998,163        2,305,111
                                                                                ============     ============     ============
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest                                                              $  6,713,865        6,240,461        5,671,502
          Taxes on income                                                            485,140          531,654          558,866
     Transfers from loans to real estate acquired through foreclosure                349,818          134,098          154,608
     Transfers of mortgage-backed securities to available for sale                      --               --          3,864,506
                                                                                ============     ============     ============

See accompanying notes to consolidated financial statements.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                          December 31, 1997 and 1996


(1)    Summary of Significant Accounting Policies

       Description of Business

       Midwest Bancshares, Inc. (the Company or Parent Company) is a Delaware corporation operating as a savings and loan holding company. The Company owns all of the outstanding stock of Midwest Federal Savings and Loan Association of Eastern Iowa (the Association).

       The Association serves Des Moines, Lee, and Louisa Counties in southeastern Iowa through its five retail banking offices located in Burlington, Wapello, and Ft. Madison, Iowa. The Association is primarily engaged in attracting retail deposits from the general public and investing those funds in first mortgages on owner-occupied, single-family residential loans and mortgage-backed securities. Midwest Financial Products, Inc., a wholly owned subsidiary of the Association, is engaged in the marketing of financial products.

       Principles of Consolidation

       The consolidated financial statements include the accounts of Midwest
           Bancshares, Inc. and its wholly owned subsidiary; Midwest Federal Savings and Loan Association of Eastern Iowa and its subsidiary; Midwest Financial Products, Inc. All material intercompany accounts and transactions have been eliminated.

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

       Regulatory Capital

       The Association is required by the Office of Thrift Supervision (OTS) to maintain prescribed levels of regulatory capital. At December 31, 1997, the Association met the requirements, and management anticipates meeting the requirements at December 31, 1998 (see note
           11).

       Cash and Cash Equivalents

       For purposes of reporting cash flows, the Company includes cash and due from other financial institutions and interest-bearing deposits with original maturities of three months or less in cash and cash equivalents. Amounts of interest-bearing deposits included as cash equivalents at December 31, 1997 and 1996, were $1,088,237 and $3,126,659, respectively.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Earnings Per Share

       Basic earnings per share amounts are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts are computed by dividing net income by the weighted average number of shares and all dilutive potential shares outstanding during the year. As further discussed in note 11, the Company declared a 3-for-1 stock split effected in the form of a stock dividend. The average number of shares and dilutive potential shares have been restated for the stock split. The following information was used in the computation of earnings per share on both a basic and diluted basis for the years ended December 31, 1997, 1996, and 1995.

                                          1997         1996         1995
                                          ----         ----         ----

     Basic EPS Computation:
          Numerator -
              Net income               $1,264,914      629,658    1,349,843
          Denominator -
              Weighted average
                  shares outstanding    1,032,310    1,061,442    1,128,891
                                       ----------   ----------   ----------
     Basic EPS                         $     1.23         0.59         1.20
                                       ==========   ==========   ==========

     Diluted EPS Calculation:
          Numerator -
              Net income               $1,264,914      629,658    1,349,843
                                       ----------   ----------   ----------
          Denominator:
              Weighted average
                  shares outstanding    1,032,310    1,061,442    1,128,891
              Stock options                75,631       62,941       59,127
                                       ----------   ----------   ----------
                                        1,107,941    1,124,383    1,188,018
                                       ----------   ----------   ----------
     Diluted EPS                       $     1.14         0.56         1.14
                                       ==========   ==========   ==========

       Securities

       The Company's method of classifying debt securities is based on the intended holding period. Securities which may be sold prior to maturity to meet liquidity needs, to respond to market changes, or to adjust the asset-liability position are classified as available for sale. Securities which the Company intends to hold to maturity are classified as held to maturity.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Securities, Continued

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

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Unearned Loan Fees and Discounts

       Loan origination and commitment fees charged to borrowers and certain direct costs related to originations are deferred and amortized into interest income using the interest method. Direct loan origination costs for other loans are expensed, as such costs are not material in amount.

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

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

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

       Stock Option Plan

       Prior to December 31, 1995, the Company accounted for its stock option plan (the Plan) in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On December 31, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based compensation awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion 25 and provide pro forma net earnings and pro forma net earnings per share disclosures for employee stock option grants made in the years ended December 31, 1996, and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion 25 and provide the pro forma disclosure provisions of SFAS 123.

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

           FHLB Stock

           The fair value of FHLB stock is equivalent to its carrying value, because it is redeemable at par value.

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

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(1)    Summary of Significant Accounting Policies, Continued

       Effect of New Financial Accounting Standards

       SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was effective for the Company for the year beginning January 1, 1997, and did not have a material effect on the financial position and results of operations, nor did the adoption require additional capital resources.

       SFAS 128, "Earnings Per Share," was adopted by the Company effective
            December 31, 1997. This statement replaces the primary earnings per share (EPS) disclosure with basic and diluted EPS disclosures to simplify the calculation and improve international comparability. The adoption of SFAS 128 did not have a material effect on the financial position and results of operations, nor did the adoption require additional capital resources.

       SFAS 130, "Reporting Comprehensive Income," will be effective for the Company for the year beginning January 1, 1998, and establishes the standards for the reporting and display of comprehensive income in the financial statements. Comprehensive income represents net earnings and certain amounts reported directly in stockholders' equity, such as the net unrealized gain or loss on available-for-sale securities.

       Reclassifications

       Certain amounts previously reported have been reclassified to conform with the presentation in these financial statements. These reclassifications did not affect previously reported net income or retained earnings.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(2)    Debt and Equity Securities

       Debtand equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31, 1997 and 1996, follow.

       Securities available for sale:

                                                                                Gross          Gross        Estimated
                                                              Amortized       unrealized    unrealized         fair
                               Description                      cost            gains         losses          values
                               -----------                      ----            -----         ------          ------
          1997:
              Government National Mortgage Association
                   (GNMA) mortgage-backed securities          $  7,641,683       442,566             -        8,084,249
              Marketable equity securities                         654,030       253,750         84,030         823,750
              Municipal bonds:
                   Due from one to five years                      440,000         3,850             -          443,850
                   Due from five to ten years                    1,605,000        18,638             -        1,623,638
                   Due after ten years                           1,021,115        19,622             -        1,040,737
              U.S. agency obligations:
                   Due from one to five years                    2,990,163        24,865          3,778       3,011,250
                   Due from five to ten years                    2,000,000            -          10,000       1,990,000
                   Due after ten years                          10,987,943         1,202         71,645      10,917,500
                                                              ------------     ----------     ---------     -----------
                                                              $ 27,339,934       764,493        169,453      27,934,974
                                                              ============     =========      =========     ===========
          1996:
              GNMA mortgage-backed securities                 $  8,644,039       351,477             -        8,995,516
              Marketable equity securities                         570,750       138,750             -          709,500
              U.S. agency obligations:
                 Due from five to ten years                      2,000,000            -          23,474       1,976,526
                 Due after ten years                            12,485,705            -         383,279      12,102,426
                                                              ------------     ---------      ---------     -----------
                                                              $ 23,700,494       490,227        406,753      23,783,968
                                                              ============     =========      =========     ===========

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(2)    Debt and Equity Securities, Continued

       Proceeds from the sale of mortgage-backed securities amounted to $550,239, resulting in gains of $29,213 during the year ended December 31, 1996. There were no sales of mortgage-backed securities, which were held available for sale, in 1997 or 1995. Proceeds from the sale of marketable equity securities amounted to $798,473, $-0-, and $285,433, resulting in gains of $220,223, $-0-, and $75,816 during the three years ended December 31, 1997, respectively.

       Securities held to maturity:

                                                                         Gross          Gross        Estimated
                                                      Amortized       unrealized     unrealized         fair
                         Description                    cost             gains         losses          value
                         -----------                  ---------       ----------     ----------      ---------
      1997:
         Mortgage-backed securities:
              Federal Home Loan Mortgage
                Corporation (FHLMC)                  $ 8,829,148        75,772         25,190        8,879,730
              Federal National Mortgage
                Association (FNMA)                     8,115,716       175,497             -         8,291,213
              Resolution Trust Corporation (RTC)         438,579           461             -           439,040
         U.S. agency obligations -
              Due in one year or less                  2,456,235            -          10,854        2,445,381
                                                     ------------     ---------       --------      -----------
                                                     $19,839,678       251,730         36,044       20,055,364
                                                     ===========     =========       ========      ===========

      1996:
         Mortgage-backed securities:
              FHLMC                                  $10,291,636        22,634        147,131       10,167,139
              FNMA                                     8,502,102       103,710          2,910        8,602,902
              RTC                                        561,121         1,018             -           562,139
         U.S. agency obligations -
              Due from one to five years               2,455,733            -          24,243        2,431,490
                                                     -----------     ---------       --------      -----------
                                                     $21,810,592       127,362        174,284       21,763,670
                                                     ===========     =========       ========      ===========

       Proceeds from the sale of residual amounts of mortgage-backed securities with remaining principal balances of less than 15 percent of original purchase amounts totaled $780,407, resulting in gains of $15,950 during the year ended December 31, 1996. There were no sales of securities held to maturity during the years ended December 31, 1997 and 1995.

       At December 31, 1997 and 1996, mortgage-backed securities were comprised of fixed rate securities of $6,673,987 and $3,959,416, respectively; adjustable rate securities of $4,631,763 and $5,950,700, respectively; fixed rate seven-year balloon securities of $2,273,558 and $2,689,272, respectively; and fixed rate five-year balloon securities of $3,804,135 and $6,755,471, respectively.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(3)    Loans Receivable

       Loans receivable at December 31, 1997 and 1996, are summarized as follows:

                                                                   1997            1996
                                                                   ----            ----
           Real estate loans:
                One- to four-family                            $66,549,359       63,208,484
                Commercial/multi-family                         11,209,675       10,363,426
                Construction                                       817,905          827,676
                                                               -----------      -----------
                    Total real estate loans                     78,576,939       74,399,586

           Consumer and other loans                             14,167,194        8,932,386
                                                               -----------      -----------
                                                                92,744,133       83,331,972
                                                               -----------      -----------
           Less:
                Loans in process                                   835,737        1,273,281
                Unearned discounts and deferred loan fees           63,962          147,279
                Allowance for losses on loans                      568,000          686,000
                                                               -----------      -----------
                                                                 1,467,699        2,106,560
                                                               -----------      -----------
                                                               $91,276,434       81,225,412
                                                               ===========      ===========

       The Company originates residential and commercial real estate loans and other consumer and commercial loans, primarily in its Iowa market area and adjacent counties in Illinois. In addition, the Company purchases residential loans located in other states. At December 31, 1997, the geographic location of the Company's loan portfolio was as follows: local market area, 85.9 percent; Wisconsin, 8.5 percent; California, 4.5 percent; and other states, 1.1 percent. Although the Company has a diversified loan portfolio, a substantial portion of its borrowers' ability to repay their loans is dependent upon economic conditions in the Company's market area.

       At December 31, 1997, the Association had outstanding commitments to originate loans totaling $502,000, which included fixed rate commitments of $274,250 at 7.80 percent weighted-average interest rate and commitments to purchase loans totaling $410,000. The Association also had unused lines of credit totaling $1,709,000 at a variable rate indexed to the Bank Prime rate.

       Loans on nonaccrual status and considered impaired amounted to $769,000 and $1,120,000 at December 31, 1997 and 1996, respectively. The allowance for loan losses related to these nonaccrual loans were $157,000 and $156,000, respectively. There were no nonaccrual loans that were not subject to related allowances for loan losses at December 31, 1997 and 1996. The average balances of nonaccrual loans for the years ended December 31, 1997, 1996, and 1995, were $885,000; $429,000; and $113,000, respectively. For the years ended December 31, 1997, 1996, and 1995, interest income which would have been recorded under the original terms of the loans was approximately $79,000; $103,000; and $5,000, respectively, and interest income actually recorded amounted to approximately $25,000; $56,000; and $2,000, respectively.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(3)    Loans Receivable, Continued

       Loancustomers of the Association include certain executive officers and directors and their related interests and associates. All loans to this group were made in the ordinary course of business at prevailing terms and conditions. Such loans at December 31, 1997 and 1996, amounted to $852,861 and $692,411, respectively. During the year ended December 31, 1997, new loans totaled $235,000 and repayments totaled $74,550.

(4)    Allowance for Losses on Loans

       A summary of the allowance for losses on loans for the three years ended December 31, 1997, follows:

                                                            1997             1996              1995
                                                            ----             ----              ----

                 Balance at beginning of year             $686,000          676,000          650,000
                 Provision for losses on loans              48,000           47,972           48,000
                 Charge-offs                              (166,000)         (37,972)         (22,000)
                                                          --------       ----------       ----------
                 Balance at end of year                   $568,000          686,000          676,000
                                                          ========       ==========       ==========

(5)    Office Property and Equipment

       The cost and accumulated depreciation of office property and equipment at December 31, 1997 and 1996, were as follows:

                                                          1997            1996
                                                          ----            ----
               Land                                    $  312,320         312,320
               Office buildings                         2,403,081       2,403,081
               Furniture, fixtures, and equipment       1,316,437       1,041,421
               Vehicles                                    41,905          41,905
                                                       ----------      ----------
                                                        4,073,743       3,798,727
               Less accumulated depreciation            1,512,994       1,351,744
                                                       ----------      ----------
                                                       $2,560,749       2,446,983
                                                       ==========      ==========

(6)    Accrued Interest Receivable

       Accrued interest receivable at December 31, 1997 and 1996, is summarized as follows:

                                                     1997            1996
                                                     ----            ----
               Loans receivable                   $  768,460         622,247
               Securities available for sale         305,645         243,601
               Securities held to maturity           129,366         141,699
                                                  ----------      ----------
                                                  $1,203,471       1,007,547
                                                  ==========      ==========

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(7)    Deposits

       Deposits at December 31, 1997 and 1996, are summarized as follows:

                                         1997               1996
                                         ----               ----
       Passbook                      $  8,372,800         8,608,433
       Noninterest checking               649,162           398,933
       Money market investments        14,281,692        13,590,014
       Regular checking                 7,266,643         6,738,035
       Certificates of deposit         74,707,995        72,582,350
                                     ------------      ------------
                                     $105,278,292       101,917,765
                                     ============      ============

       At December 31, 1997, the scheduled maturities of certificates of deposit were as follows:

               1998                     $46,371,385
               1999                      19,668,053
               2000                       7,378,013
               2001                         486,816
               2002 and thereafter          803,728
                                        -----------
                                        $74,707,995
                                        ===========

       Interest expense on deposits for the three years ended December 31, 1997, is summarized as follows:

                                                 1997            1996            1995
                                                 ----            ----            ----
               Passbook                       $  234,586         244,988         272,603
               Money market and checking         635,551         618,377         637,198
               Certificates of deposit         4,168,899       3,863,272       3,826,353
                                              ----------      ----------      ----------
                                              $5,039,036       4,726,637       4,736,154
                                              ==========      ==========      ==========

       The aggregate amount certificates of deposit with a minimum denomination of $100,000 was approximately $4,844,000 and $3,202,000 at December 31, 1997 and 1996, respectively.

       At December 31, 1997, mortgage-backed securities with carrying amounts of $2,020,144 were pledged as collateral for deposits of approximately $1,534,000.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES
             Notes to Consolidated Financial Statements, Continued

(8)    Advances from FHLB
       A summary at December 31, 1997 and 1996, follows:

                                                                 1997                                 1996
                                                   ----------------------------------   ---------------------------------
                                                                        Weighted-                           Weighted-
                                                                         average                             average
                                                         Amount            rate              Amount            rate
                                                         ------            ----              ------            ----
        Advance maturity (A):
             Within 1 year                             $  13,000,000        5.45%           $   1,000,000       5.49%
             Beyond 1 year but within 5 years             14,000,000        6.09               21,000,000       5.91
             Beyond 5 years                                2,000,000        5.62                2,000,000       5.62
                                                       -------------                        -------------
                                                          29,000,000        5.77               24,000,000       5.87
        Line of credit with FHLB (B)                       1,500,000     Variable                       -    Variable
                                                       --------------    ========           --------------   ========
                                                       $  30,500,000                        $  24,000,000
                                                       =============                        =============

       (A) Advances from the FHLB are secured by stock in the FHLB. In addition, the Bank has agreed to maintain unencumbered additional security in the form of certain residential mortgage loans aggregating no less than 150 percent of outstanding advances.

       (B) Line of credit with the FHLB with a limit of $3,000,000 maturing in March of 1998. The Bank intends to renew the agreement at that time. The line has an interest rate which fluctuates daily. During 1997, the interest rate ranged from
                5.07 percent to 6.90 percent and at December 31, 1997, was
                6.25 percent. The line is collateralized as described in (A) above.

(9)    Taxes on Income

       Effective in 1996, the Association is no longer allowed the special bad debt deduction based on 8 percent of taxable income. The Association may, alternatively, utilize an experience method which is based on actual net charge-offs, similar to the method allowed for small commercial banking entities.

       Taxes on income for the three years ended December 31, 1997, were comprised as follows:

                                              1997                                           1996
                         -----------------------------------------------  --------------------------------------------
                              Federal       State           Total              Federal       State          Total

            Current      $      524,000      69,000         593,000              306,347      43,307         349,654
            Deferred             83,000      13,000          96,000               22,000       2,000          24,000
                             ----------    --------       ---------           ----------    --------       ---------
                         $      607,000      82,000         689,000              328,347      45,307         373,654
                             ==========    ========       =========           ==========    ========       =========

                                                           1995
                                      ------------------------------------------------
                                            Federal         State           Total

                         Current      $      585,018          88,434         673,452
                         Deferred              6,000           1,000           7,000
                                          ----------       ---------       ---------
                                      $      591,018          89,434         680,452
                                          ==========       =========       =========

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(9)    Taxes on Income, Continued

       Taxes on income differ from the amounts computed by applying the federal income tax rate of 34 percent to earnings before taxes on income for the following reasons:

                                                      1997            1996           1995
                                                      ----            ----           ----
               Computed "expected" tax expense      $ 664,331         341,126        690,300
               State income tax                        54,120          29,903         59,026
               Bad debt deduction                        --              --          (55,919)
               Tax-exempt investment income           (11,418)           --             --
               Other                                  (18,033)          2,625        (12,955)
                                                    ---------       ---------      ---------
                                                    $ 689,000         373,654        680,452
                                                    =========       =========      =========

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1997 and 1996, are presented below:

                                                                             1997           1996
                                                                             ----           ----
               Deferred tax assets:
                    Allowance for loan losses for
                        financial reporting purposes                       $ 180,000         256,000
                    Accrued expenses not deducted                             72,000          73,000
                                                                           ---------       ---------
                        Total gross deferred tax assets                      252,000         329,000
                                                                           ---------       ---------

               Deferred tax liabilities:
                    Unrealized gains on securities available for sale        222,000          31,000
                    Office property and equipment                            167,000         148,000
                    FHLB stock                                               101,000         101,000
                                                                           ---------       ---------
                        Total gross deferred tax liabilities                 490,000         280,000
                                                                           ---------       ---------
                        Net deferred tax (liability) asset                 $(238,000)         49,000
                                                                           =========       =========

       There was no valuation allowance for deferred tax assets during the three years ended December 31, 1997.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(10)   Employee Benefit Plans

       Pension Plan

       The Company is a participant in the Financial Institutions Retirement
           Fund (FIRF), and substantially all of its officers and employees are covered by the plan. FIRF does not segregate the assets, liabilities, or costs by participating employer. According to FIRF's administrators, as of June 30, 1997, the date of the latest actuarial valuation, the book and market values of the fund assets exceeded the value of vested benefits in the aggregate. In accordance with FIRF's instructions, there were no pension contributions in 1997, 1996, and 1995, because the plan was fully funded.

       ESOP

       All employees meeting the age and service requirements are eligible to participate in an ESOP established in September 1992. Contributions made by the Association to the ESOP are allocated to participants by a formula based on compensation. Participant benefits become 100 percent vested after five years of service. At December 31, 1997, 1996, and 1995, 18,000; 18,000; and 15,000 shares (all shares amounts have been restated for the 1997 stock split discussed in note 11), respectively, were committed to be released and 18,000; 36,000; and 51,000 shares were unallocated. The fair value on unearned shares at December 31, 1997, 1996, and 1995, was approximately $324,000; $325,500; and $468,000, respectively. ESOP expense was $56,482; $53,938; and $39,058 for the years ended December 31, 1997, 1996, and 1995, respectively.

       Stock Options

       The Company's stock option plan (the Plan) permits the board of directors to grant options to purchase up to 136,500 shares of the Company's $.01 par value common stock. The options may be granted to directors and officers of the Company. The price at which options may be exercised cannot be less than the fair market value of the shares at the date the options are granted. The options are subject to certain vesting requirements and maximum exercise periods, as established by the board of directors.

       The Company applies APB Opinion 25 in accounting for the Plan, and, accordingly, no compensation expense has been recognized for its stock options in the consolidated financial statements. Under SFAS 123, the Company determined compensation cost based on the fair value of options granted in 1997 using the Black-Scholes method, using a risk-free interest rate of approximately 6.64 percent, an expected life of 6 years, and historical dividend rates. The pro forma effect of the compensation cost on 1997 earnings per share was approximately one cent.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(10)   Employee Benefit Plans, Continued

       Stock Options, Continued

       Changes in options outstanding and exercisable during 1997, 1996, and 1995 (as restated for the 1997 stock split discussed in note 11) were as follows:

                                               Exercisable     Outstanding      Option price
                                                 options         options          per share

         December 31, 1994                          61,425         102,375         $    3.33
         Vested                                     13,650              -               3.33
                                                  --------        --------
         December 31, 1995                          75,075         102,375              3.33
         Vested                                     13,650              -               3.33
                                                  --------        --------
         December 31, 1996                          88,725         102,375              3.33
         Granted                                         -           13,650                9.08
         Vested                                     18,204                -        3.33 - 9.08
         Exercised                                 (10,205)        (10,205)             3.33
                                                  --------        --------
         December 31, 1997                          96,724         105,820         3.33 - 9.08
                                                  ========        ========

       Recognition and Retention Plan

       The Association has a recognition and retention plan (RRP) for certain executive officers. The Association contributed funds to the RRP, which acquired approximately 3 percent of shares of the common stock of the Parent Company. The employees became fully vested in the shares of stock during 1997. RRP expense for the years ended December 31, 1996 and 1995 was $9,725 and $16,995, respectively; there was no RRP expense for the year ended December 31, 1997.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(11)   Stockholders' Equity

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

       Stock Split Effected in the Form of a Dividend

       In October 1997, the Company declared a 3-for-1 stock split effected in the form of a 200 percent stock dividend. The dividend was paid out of treasury shares and authorized but unissued shares, resulting in the issuance of 562,933 new shares and reissuance of 115,689 treasury shares on November 18, 1997 to stockholders of record on November 4, 1997. As of December 31, 1997, there were 1,020,762 shares issued and outstanding.

       Regulatory Capital Requirements

       The Financial Institution Reform, Recovery, and Enforcement Act of 1989
           (FIRREA), and the capital regulations of the OTS promulgated thereunder, require institutions to have a minimum regulatory tangible capital equal to 1.5 percent of total assets; a minimum 3 percent core capital ratio; and, after December 31, 1992, a minimum 8 percent risk-based capital ratio. These capital standards set forth in the capital regulations must generally be no less stringent than the capital standards applicable to national banks. FIRREA also specifies the required ratio of housing-related assets in order to qualify as a savings institution. The Association met the regulatory capital requirements at December 31, 1997 and 1996.

       The Federal Deposit Insurance Corporation Improvement Act of 1991
           (FIDICIA) established additional capital requirements which require regulatory action against depository institutions in one of the undercapitalized categories defined in implementing regulations. Institutions, such as the Association, which are defined as well capitalized, must generally have a leverage capital (core) ratio of at least 5 percent, a tier 1 risk-based capital ratio of at least 6 percent, and a total risk-based capital ratio of at least 10 percent. FIDICIA also provides for increased supervision by federal regulatory agencies, increased reporting requirements for insured depository institutions, and other changes in the legal and regulatory environment for such institutions. The Association met the regulatory capital requirements at December
           31, 1997 and 1996.

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(11)   Stockholders' Equity, Continued

       Regulatory Capital Requirements, Continued

       The Association's actual and required capital amounts and ratios as of December 31, 1997, were as follows:

                                                                               For capital        To be well capitalized
                                                                                 adequacy         under prompt corrective
                                                            Actual               purposes            action provisions
                                                   ---------------------   ---------------------  -----------------------
                                                     Amount      Percent     Amount      Percent    Amount       Percent

               Tangible capital                    $9,414,000      6.42%   $2,199,000      1.50%          n/a       n/a
               Tier I leverage (core) capital       9,414,000      6.42     4,399,000      3.00    $7,332,000      5.00%
               Risk-based capital                   9,982,000     14.82     5,389,000      8.00     6,736,000     10.00
               Tier I risk-based capital            9,414,000     13.97           n/a      n/a      4,042,000      6.00
                                                   ==========     =====    ==========      ====    ==========     =====

       At December 31, 1997 and 1996, the Association had federal income tax bad debt reserves of approximately $2,819,000 and $2,781,000, respectively, which constitute allocations to bad debt reserves for federal income tax purposes for which no provision for taxes on income had been made. If such allocations are charged for other than bad debt losses, taxable income is created to the extent of the charges. The Association's retained earnings at December 31, 1997 and 1996, were substantially restricted because of the effect of these tax bad debt reserves.

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

(12)   Federal Deposit Insurance Corporation (FDIC) Special Assessment

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

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued


(13)   Fair Value of Financial Instruments

       The estimated fair values of the Company's financial instruments at December 31, 1997 and 1996, were as follows:

                                                                 1997                                  1996
                                                    ------------------------------       -----------------------------
                                                      Carrying             Fair            Carrying            Fair
                                                       amount              value            amount             value
                                                      --------            ------           --------           -------
           Financial assets:
                 Cash and cash equivalents          $  2,523,983         2,523,983         3,998,163         3,998,163
                 Securities available for sale        27,934,974        27,934,974        23,783,968        23,783,968
                 Securities  held to maturity         19,839,678        20,055,364        21,810,592        21,763,670
                 Loans receivable                     91,276,434        92,552,734        81,225,412        81,869,104
                 FHLB stock                            1,959,700         1,959,700         1,959,700         1,959,700
                 Accrued interest receivable           1,203,471         1,203,471         1,007,547         1,007,547
           Financial liabilities:
                 Deposits                            105,278,292       105,472,882       101,917,765       101,825,024
                 Advances from FHLB                   30,500,000        30,376,708        24,000,000        23,716,947
                 Accrued interest payable                 80,175            80,175            73,743            73,743
                                                    ============      ============      ============      ============

                                                       Notional        Unrealized          Notional        Unrealized
                                                        amount         gain (loss)          amount         gain (loss)
                                                       --------        ----------          --------        ----------
           Off balance sheet liabilities:
                 Commitments to extend credit       $  2,211,000              --             543,050              --
                 Commitments to purchase loans           410,000              --             767,000              --
                 Commitments to
                         purchase investments          1,110,000              --                --                --
                                                    ============      ============      ============      ============

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(14)   Midwest Bancshares, Inc. (Parent Company Only) Financial Information

                           Condensed Balance Sheets

                          December 31, 1997 and 1996

                                                                                1997               1996
                                                                                ----               ----

           Cash and cash equivalents                                       $    236,836            204,431
           Securities available for sale                                        823,750            709,500
           Loans receivable and related accrued interest                         60,965            121,881
           Investment in subsidiary                                           9,680,915          8,667,843
                                                                           ------------       ------------
                    Total assets                                           $ 10,802,466          9,703,655
                                                                           ============       ============

           Dividends payable                                               $     61,246             52,407
           Income taxes payable (deferred and current)                           65,759             51,000
           Stockholders' equity:
                Common stock                                                     10,208              4,550
                Additional paid-in capital                                    1,530,430          4,037,058
                Retained earnings                                             8,821,782          7,836,808
                Treasury stock                                                     --           (2,210,642)
                ESOP                                                            (60,000)          (120,000)
                Unrealized gain on securities available for sale, net           373,041             52,474
                                                                           ------------       ------------
                    Total stockholders' equity                               10,675,461          9,600,248
                                                                           ------------       ------------
                    Total liabilities and stockholders' equity             $ 10,802,466          9,703,655
                                                                           ============       ============


                       Condensed Statement of Operations

                 Years ended December 31, 1997, 1996, and 1995

                                                                            1997              1996              1995
                                                                            ----              ----              ----
           Gain on sale of marketable equity securities                 $   220,223              --              75,816
           Interest income                                                   11,609            16,366            24,082
           Noninterest income                                                15,950             7,925               550
           Income - equity in undistributed earnings of subsidiary        1,151,475           657,200         1,337,988
           Noninterest expenses                                             (76,375)          (70,469)          (84,908)
                                                                        -----------       -----------       -----------
                    Net earnings before income
                         tax expense (benefit)                            1,322,882           611,022         1,353,528
           Income tax expense (benefit)                                      57,968           (18,636)            3,685
                                                                        -----------       -----------       -----------
                         Net earnings                                   $ 1,264,914           629,658         1,349,843
                                                                        ===========       ===========       ===========

                   MIDWEST BANCSHARES, INC. AND SUBSIDIARIES

(14) Midwest Bancshares, Inc. (Parent Company Only) Financial Information, Continued

                      Condensed Statements of Cash Flows

                 Years ended December 31, 1997, 1996, and 1995

                                                                     1997              1996               1995
                                                                     ----              ----               ----
     Operating activities:
             Net earnings                                        $ 1,264,914           629,658         1,349,843
             Equity in undistributed earnings of subsidiary       (1,151,475)         (657,200)       (1,337,988)
             Gain on sale of investments                            (220,223)             --             (75,816)
             Other, net                                               28,675            (1,863)           (1,730)
                                                                 -----------       -----------       -----------
                      Net cash used in operating activities          (78,109)          (29,405)          (65,691)
                                                                 -----------       -----------       -----------
        Investing activities:
             Proceeds from sale of securities                        798,473              --             285,433
             Purchase of securities available for sale              (661,530)         (570,750)             --
             Decrease in loans receivable                             60,000            60,000            50,000
                                                                 -----------       -----------       -----------
                      Net cash provided by
                          (used in) investing activities             196,943          (510,750)          335,433
                                                                 -----------       -----------       -----------
        Financing activities:
             Dividends from subsidiary                               500,000         1,200,000         1,050,000
             Treasury stock acquired                                (393,659)         (511,109)         (893,045)
             Stock options exercised                                  24,015              --                --
             Dividends paid                                         (216,785)         (191,453)         (185,520)
                                                                 -----------       -----------       -----------
                      Net cash (used in) provided by
                          financing activities                       (86,429)          497,438           (28,565)
                                                                 -----------       -----------       -----------
                      Net increase (decrease) in cash
                          and cash equivalents                        32,405           (42,717)          241,177
        Cash and cash equivalents at beginning of year               204,431           247,148             5,971
                                                                 -----------       -----------       -----------
        Cash and cash equivalents at end of year                 $   236,836           204,431           247,148
                                                                 ===========       ===========       ===========

(15)   Contingencies

       The Company is involved with various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

(16)   Sale of Deposits

       On December 15, 1995, the Association sold the deposits of its Keokuk branch to a local bank. The sale resulted in the Association paying $7,279,871 to the bank and recognizing a gain of $493,345.

                           MIDWEST BANCSHARES, INC.
                            STOCKHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 1:00 p.m., on April 27, 1998, at the main offices of the Company located at 3225 Division Street, Burlington, Iowa.

MARKET INFORMATION

         The Company's stock is traded on the Nasdaq Small Cap Market tier of the Nasdaq Stock Market under the symbol "MWBI." As of December 31, 1997, the Company had approximately 310 stockholders of record and 1,020,762 outstanding shares of common stock.

         The table below shows the range of high and low bid prices for the common stock as well as information regarding the Company's payment of dividends with all such prices and dividends adjusted to reflect the three-for-one stock split effective November 18, 1997. The bid prices do not necessarily represent actual transactions and do not include retail markups, markdowns or commissions. Beginning with the first quarter of 1993, the Company has paid quarterly cash dividends to stockholders and intends to continue paying quarterly dividends, dependent on the future earnings and financial condition of the Company as well as other relevant factors. The Company's ability to pay dividends is dependent on the dividend payments it receives from its subsidiary, Midwest Federal Savings and Loan Association of Eastern Iowa, which are subject to regulation and the Association's continued compliance with all regulatory capital requirements. The Company is also subject to the requirements of Delaware law, which generally limits dividends to an amount in excess of a corporation's net assets over paid-in capital, or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

                                          Bid
                               -------------------------       Dividends Per
          Quarter Ended          High             Low          Share Declared
          -------------        --------         -------        --------------
               3/31/96          $8.66            $8.58           $ 0.043
               6/30/96           8.66             8.58             0.043
               9/30/96           8.33             8.25             0.050
              12/31/96           8.83             8.50             0.050
               3/31/97          10.00             8.75             0.050
               6/30/97          10.67             9.33             0.050
               9/30/97          13.58            10.42             0.060
              12/31/97          18.37            13.50             0.060


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

ANNUAL AND OTHER REPORTS

The Company is required to file an annual report on Form 10-KSB for its fiscal year ended December 31, 1997, with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Company's quarterly reports may be obtained without charge by contacting:

                              Thomas A. Jacobs
                              Midwest Bancshares, Inc.
                              3225 Division Street
                              Burlington, Iowa  52601
                              (319) 754-6526

                           MIDWEST BANCSHARES, INC.
                             CORPORATE INFORMATION

CORPORATE OFFICE

         3225 Division Street                        WEB SITE ADDRESS
         Burlington, Iowa  52601                             http:\\www.mwbi.com
         (319) 754-6526                              E-MAIL ADDRESS
                                                             midwest1@interl.net

BOARD OF DIRECTORS

         Midwest Bancshares, Inc. and
         Midwest Federal Savings and Loan Association of Eastern Iowa



Henry L. Hirsch                                               Edward C. Whitham, Jr.
         Chairman  of  the  Board,   Midwest  Federal                  Owner, Financial Management Accounting
         Savings  and  Loan  Association  of  Eastern
         Iowa  and  of  counsel  to  Hirsch,   Adams,         James E. Witte
         Krekel, Putnam, Cahill & Miller                               Supervisor, Komick Construction

William D. Hassel                                             Robert D. Maschmann
         President  and  Chief   Executive   Officer,                  Executive  Vice  President,   Treasurer  and
         Midwest Federal Savings and Loan                              Chief  Financial  Officer,  Midwest  Federal
         Association of Eastern Iowa                                   Savings  and  Loan  Association  of  Eastern
                                                                       Iowa
James R. Walker
         Shareholder, Walker & Egerton, P.C.,                 Yuh-Fen (Boni) Lin
         Accountants                                                   Clinical Dietician, Burlington
                                                                       Medical Center


MIDWEST BANCSHARES, INC. OFFICERS

Henry L. Hirsch                                               Robert D. Maschmann
         Chairman of the Board                                         Executive Vice President, Treasurer
                                                                       and Chief Financial Officer
William D. Hassel
         President and Chief Executive Officer                Thomas A. Jacobs
                                                                       Vice President and Corporate
                                                                       Secretary

INDEPENDENT AUDITORS                     CORPORATE COUNSEL                        SPECIAL COUNSEL

KPMG Peat Marwick LLP                    Hirsch, Adams, Krekel,                   Silver, Freedman & Taff, L.L.P.
2500 Ruan Center                          Putnam, Cahill & Miller                 1100 New York Avenue, N.W.
Des Moines, Iowa  50309                  101 Jefferson Street                     Washington, D.C.  20005
                                         2nd Floor
                                         Burlington, Iowa  52601